U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           FORM 10SB-A/1

        GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS

                 Under Section 12(b) or 12(g) of
               The Securities Exchange Act of 1934

                FILM AND MUSIC ENTERTAINMENT, INC.
       ------------------------------------------------------
       (Exact name of registrant as specified in its charter)


                               O-51164
                         --------------------
   	                      (SEC File No.)

          NEVADA                              01-0802-246
-------------------------------            -------------------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)             Identification No.)

5670 Wilshire Boulevard, Suite 1690, Los Angeles, California     90036
------------------------------------------------------------   ----------
(Address of registrant's principal executive offices)          (Zip Code)


                         (323) 904-5200
      ----------------------------------------------------
      (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:



Title of Each Class                        Name of Each Exchange on which
to be so Registered:                       Each Class is to be Registered:
--------------------                       -------------------------------

        None                                        Not Applicable

     Securities to be registered under Section 12(g) of the Act:

                   Common Stock, Par Value $.001
                   -----------------------------
                          (Title of Class)



                             Copies to:
                             ----------

                       Geoffrey T. Chalmers,
                         33 Broad Street
                         Boston, MA 02109
                          (617) 523-1960
                          (617) 227-3709 (fax)

             Exhibit Index is specified on Page 22

                     FILM AND MUSIC ENTERTAINMENT, INC.

                            a Nevada corporation

                            Index to Form 10-SB

Item Number and Caption                                              Page
-----------------------                                              ----

1.    Description of Business                                          3

2.    Management's Discussion and Analysis of Financial
      Condition and Results of Operations                             12

3.    Description of Property                                         13

4.    Security Ownership of Certain Beneficial Owners and
      Management                                                      14

5.    Directors, Executive Officers, Promoters and Control
      Persons                                                         15

6.    Executive Compensation - Remuneration of Directors and
      Officers                                                        17

7.    Certain Relationships and Related Transactions                  17

8.    Description of Securities                                       17

PART II

1.    Market Price of and Dividends on the Registrant's
      Common Equity and Related Stockholder Matters                   18

2.    Legal Proceedings                                               19

3.    Changes in and Disagreements with Accountants                   20

4.    Recent Sales of Unregistered Securities                         20

5.    Indemnification of Directors and Officers                       21

PART F/S

Financial Statements                                         F-1 through F-34
Exhibits to Financial Statements                             F-35 through F-38

PART III

1.    Index to Exhibits                                               22

      Signatures                                                      23

                              PART I

Item 1. Description of Business.


Background of the Company. Film and Music Entertainment ("FAME"
--------------------------
or the "Company") is a Nevada Corporation listed on the Pink Sheets (FLME:PK). The Company was originally incorporated in Nevada on January 3, 1996 as Imporex Investment Corp. and focused on developing streaming video technology until 2000 when it shut down significant operations and became effectively inactive. In 2003 John Daly joined the Board and became President. Under his direction we re-focused on entertainment and changed the Company name to Film and Music Entertainment, Inc. We also acquired real estate and has developed its first feature film:
"The Aryan Couple" which was released in December, 2004 in two theaters for Academy consideration for the Oscar awards. Four additional features are in various stages of development.

In May, 2003 we announced stock swap agreements for the acquisition of two private companies, Myrob Properties, Inc., a California corporation, and East Mojave Corporation, a Nevada corporation. Among the assets acquired in these transactions were rights in real estate located in California and Arizona.
In connection with these transactions all previously granted options were extinguished unless exercised immediately and all previously issued convertible notes were converted to Common
Stock. All Voting Trusts terminated and the Option Stock covered by these Trusts was issued in accordance with their terms. Issued in accordance with these provisions were 5,668,000 Shares of Common Stock to Michael Meyer and 560,000 shares of Common
Stock to Lawrence Lotman.

On completion of the transactions, the required conversions and accelerations, and after Options for an additional 28,600,000 shares were also granted to Mr.'s Daly, Meyers and Lotman, the number of issued and outstanding shares and Options rose from 24,403,050 to approximately 98,000,000. Mr. Daly received 18,000,000 new Options. Mr. Meyer received 9 million new Options and Mr. Lotman received 1,600,000 new Options. All were priced at $0.01. However, over 64,700,000 of the issued shares and Options granted carry restrictions and have been placed in new voting trusts to be released to the beneficial owners at the rate of 12.5% of the respective aggregate every six months over a four year period.

In October, 2003 we purchased all the outstanding stock of Miracle Productions Inc. ("Miracle"), a California corporation newly formed to receive from Miracle Entertainment, Inc. (MEMI:PK ) ("MEI") certain of MEI's current film production and distribution projects. Mr. John Daly, who is the Company's Chairman, President and CEO was at the time also the President of MEI. After the acquisition MEI changed its name to Celebration Productions, Inc. The acquisition price was 18,347,175 shares, as amended, of the Company's common stock and ongoing royalties
from the exploitation of MEI's film assets.   The total purchase
price was $2,752,076 which equals the 18,347,175 shares of our common stock times the market value on the date of acquisition of $0.15 per share. As part of the acquisition agreement, MEI agreed to pay the
Company, $217,963, as amended.   The value of the assets was determined
by Michael Meyer, then Chairman and CEO of the Company and Peter Beale, the COO of MEI based on their experience in the entertainment industry. John Daly recused himself from the negotiation process as well as the subsequent board meetings at which the acquisition was ratified by both the companies. We believe that the value as assigned was within the range that could have been achieved had Mr. Daly not been related to both the companies. MEI's historical cost basis in the film production and distribution projects acquired by the Company through Miracle was $0. The allocation of the purchase price was based on historical cost basis rather than fair market value since Mr. Daly, had been President of MEI since May of 2002 and subsequently resigned from all duties of that company in May of 2004. Mr. Daly's only ongoing interest in MEI is as a minority stockholder of 6.49% of MEI's common stock. The excess of the purchase price over the historical cost basis of the net assets acquired has been shown as a deemed dividend. The allocation of the purchase price is as follows:


	Receivable from MEI	  $	    217,963
        Deemed dividend               2,534,113
                                ---------------
        Purchase price          $     2,752,076
                                ===============

On May 4, 2004 we announced that we had concluded a $5 million private placement of our Common Stock to Lesteron Limited, a private investment firm located in the British Virgin Islands. Under the terms of the agreement Lesteron received 50,000,000 shares of our restricted Common Stock and nominated two members to the Board of Directors, the brothers Ilya and Arkady Golubovich.

Market Price of and Dividends on the Company's Common Equity
-------------------------------------------------------------
and Related Matters. We have issued one class of ------------------- common equity trading on the Pink sheets under the symbol FLME. As of June 30 2005 there were 202 shareholders of record plus shares held in street names. The share price during the year traded from a low of $0.015 to a high of $0.09 and closed the year at $0.03. The closing price of the stock as of June 30,2005 was $0.027 with a 150 day average trading volume of approximately 78,000 shares and a 20 day average trading volume of approximately 50,000 shares. We have adopted no rules that would preclude us from paying dividends, however, we have not previously paid dividends and we do not intend to pay any dividends in the foreseeable future.

Business of the Company.  We intend to become a leading
-----------------------
independent film and television production and distribution company. We believe that we are in a fast growing part of the business (see below) with the capability to develop a steady stream of good quality product and an opportunity to achieve some major success. We believe that we can increase the value of the Company's products for our shareholders and filmmaking partners by producing and distributing quality, cost effective films and associated entertainment at a reduced cost. We also intend to develop a film library for ongoing residual revenue. We plan to list our outstanding securities on NASDAQ or the AMEX in 2005.

Organization.    We have organized ourselves into three wholly-
------------
owned operating subsidiaries and three wholly-owned special purpose entities, as follows:



          COMPANY                        JURISDICTION            FUNCTION
          -------                        ------------            --------
Celebration Productions, Inc.                  CA        Film production

Celebration Pictures, Inc.                     CA        U.S. film distribution

Celebration International Pictures, Ltd.       BVI       Overseas film distribution

Myrob Properties, Inc.                         CA        Holds interests in
                                                         real estate

East Mojave Corporation                        NV        Holds interests in
                                                         real estate

Harder They Fall International, Ltd.           BVI       Holds rights to film


New Developments in the Entertainment Industry Favor Our Business.
-----------------------------------------------------------------
The entertainment industry is experiencing major market expansion along with major structural and technological change. Global revenues from traditional and new media are on the increase. Traditional sources of revenue from cinema and network television are now joined by a huge expansion in ancillary sales from cable, video, DVD, pay per view, video games, publishing and
merchandising.   According to the MPAA, foreign revenues from the
70+ major markets for a US produced film are often greater than US domestic revenues. The industry is still dominated by the majors, Warner, Universal, Paramount, Columbia/Sony, Fox/News Corp and MGM. However, as shown by the foreign success of recent US independent Feature films, such as "Garden State", "Phantom of the Opera", "Sideways", and "Finding Neverland", there is still opportunity for independent filmmakers in the foreign market.

According to the Motion Picture Association of America) ("MPAA")
473 films were released theatrically in the US in 2003, with a total box office gross of $9.49 billion. This was down 3% from 2002, which in turn was up 13.2% from 2001.

MPAA data says that the average cost of a feature film by a major studio is now $52 million. The generally accepted cost of a US theatrical release exceeds $30 million. By contrast the average cost of an independent film is $1.5 million to $4 million.
Because of the lower production and distribution costs of an independent film, revenue from ancillary markets make it more possible to recover these costs than previously when the home video rental and sales markets were less mature. When the films are greatly successful, such as "My Big Fat Greek Wedding" with its $228 million US box office gross, the profit potential can be massive. However, most independent films do not achieve these type of results. According to the MPAA. many are never released theatrically, with the majority that are released receiving only limited theatrical success. The number of screens in the USA have increased from 17,000 (1980) to 35,000 (2002). With the World Wide recognition of the direct and indirect benefits of film production more and more financial incentives are being offered by Cities, States and Governments to encourage film investment. While the general commercial trend has been to downsize a company's overhead and rely on subcontractors to provide key services, the majors still have large departments and overheads frequently causing their costs of distribution to match their production costs. Foreign distribution, exhibition and ancillary sales are still controlled in large part by local companies who are in need of product. Film production technology such as HD cameras is making the film making process and effects integration cheaper, while younger filmmakers are producing full feature films with quality actors for a fraction of the costs incurred by the majors. Finally it is the quality of the story, the actors, and the director linked to the entrepreneurial and production skills of the producer that make a good product.

Our Financing Strategy.  The Company intends to use outside
----------------------
financing wherever possible. Our management recognizes that this ability will allow the Company to attract higher quality independent projects.


Our Tactics: The Company seeks to conduct its business along the
-----------
the following tactical lines:

  *    Hire high quality management and staff
  *    Provide incentive rewards based on success.
  * Keep overhead low by subcontracting to others work that does not involve creative supervision or financial control.
  * Seek higher quality, scripts that have high dramatic impact and are ready for production.
  * Scripts have or will attract strong directors, good cast and can be produced for a reasonable budget.
  * Keep production costs low by having talent share in both the risk and the profits.
  * Keep theatrical distribution costs under control by limited test releases before rolling out across America.
  * Maximize and control income and accountability by operating a foreign sales organization.
  * Encourage filmmakers to work with the Company by setting firm pre-production and financial guidelines and giving them creative freedom to make their project within the guidelines.
  *    Create a reputation for fair bookkeeping and reporting.
  * Build up an active library to generate ongoing recurring income.
  * Invest excess funds in targeted entertainment related businesses which show promise for growth and cash flow to the Company.

Each of these tactics may prove difficult to achieve at any given time due to the availability of quality staff and talent desired on the terms that fit the budget and circumstance of any give film project. Although the Company has been offered high quality scripts in the past, there is no guarantee that this will be the case going forward. Whereas the Company will usually only undertake projects with outside financing the ability to, and timing of film production is contingent upon the successful negotiation and receipt of such financing. Film financing availability can be affected by a variety of factors, generally including economic conditions, the availability of commensurate returns from alternate investments with less risk, the then current success of independent films and/or genre specific competitive films as well as the then current results of recently released films of the Company.

Real Estate Investment. Our real estate portfolio is vacant land
----------------------
that is situated in areas subject to development and which we believe will appreciate significantly over the coming years. See below under "Description of Properties."

Script Development and Purchase. We primarily seek projects that
-------------------------------
are already developed and ready to be produced. However, we also enter into the development business. Scripts are submitted to the Company on a daily basis via directors, producers, actors, agents and managers. In general a production is at the highest point of risk in this stage of script development and preproduction finance. During the development phase scripts are completed and, subject to financial commitments for the cost of the film, producers and directors are attached, the principal cast is chosen and committed, locations chosen and initial production designs and outline budgets completed.

We believe that our experienced management can identify and enter into this development phase only for projects where there is a greater than 50% likelihood of success (i.e. the film is likely to be made and talent is attached or has expressed strong interest) and where commitments for any significant development cost are likely to be obtained from outside sources.

We attempt to negotiate for the repayment of our initial development costs on the first day of principal photography from the production budget funded by the outside film financier, along with an ongoing share of the producer's net profits. There is no guarantee that such film financing can be achieved, and if such financing is not available, any Company investment in development will be at risk.

Our Chairman Mr. John Daly is the prime decision maker as to which projects are chosen and in working with the writers and directors on the script. Mr. Daly, along with our in-house staff of industry professionals , are responsible for overseeing the development phase and bringing the films to production. See below under "Management."

Projects in development include:
-------------------------------

"Calico Jack"       A modern "pirate" family action comedy
                    intended to appeal to the same audiences as "Pirates of the Caribbean." Anticipated budget $10 million. This is a completed script by our Chairman, John Daly, with whom the Company has a verbal agreement for co-production and distribution. It is in the early stages of pre-development. Production planned for 2006.
                    The Company anticipates being co-producer and distributor.


Film Production. We commit to producing films that can be, or are
---------------
fully financed. Key to the decision making process is the quality of the script, director, the value of the cast, the actual production cost, the management skills of the producing team and the film's ability to make a meaningful profit to the Company.

We also factor in the ability to structure the film to qualify for "soft" tax and incentive investment (various governmental entities in the US in other countries have structured incentives to attract film production, including tax deferments, rebates and forgivenesses; cash grants; loans and cost abetments). Before a film is "greenlighted" (given the go ahead for production) the production plans are meticulously reviewed, contingencies prepared and detailed
cost controls put in place.   We believe it is the director's right in
the first instance to realize his/her vision. However, our management reviews the dailies (the footage shot each day during photography) and is available for guidance if required. Our senior and experienced management and key consultants have "hands on" producing experience in over 100 films.


Films completed/in production/or being prepared for production

"Petersburg - Cannes Express"   Completed Spring, 2003. Budget $4
                                million. Released November, 2003.
                                We acquired certain distribution rights
                                through acquisition of Miracle
                                Productions, Inc. dated
                                10/27/03 subject to the terms of the
                                Producer Distribution Agreement between
                                Miracle Entertainment Inc. and Endeavor
                                dated 11/12/02. (See Exhibits 10.1.3 and
                                10.1.23)

"Tournament of Dreams"     	Principal photography completed November
                                2003. We acquired distribution
                                rights under the acquisition of Miracle
                                Productions, Inc. dated 10/27/03 subject to the terms of the Production and Distribution
                                Agreement between Miracle Entertainment Inc.
                                and CMX dated 7/25/03(See Exhibit 10.1.3 and
                                10.1.22.) We returned the distribution
                                rights to CMX as part of a settlement of disputes between the companies and have received $37,000 in exchange.

"The Aryan Couple"               Principal photography completed June,
                                 2004.  Limited Academy consideration
                                 release occurred in December, 2004 with
                                 further release continuing in 2005.
                                 Budget $6 million. The Company, through
                                 its wholly owned subsidiary Celebration
                                 International Pictures, Ltd, is Presenter and Distributor under an assignment agreement between Celebration International
                                 Pictures, Ltd and Aryan Couple International
                                 Ltd dated 8/23/04 and subject to the terms of the finance and Production Agreement between Red Giants Productions, Inc. and
                                 Wigram Ltd. dated 1/21/04 (See Exhibits 10.1.26
                                 and 10.1.10)

"The Harder They Fall"           Sports action/drama/romance set against the
                                 background of US football and European rugby, slated for principal photography to commence in 2005. Release planned, Spring - Summer,
                                 2006. Budget $12-15 million. Company is currently Pre-Production Supervisor and
                                 Co-Distributor. (See Exhibits 10.1.11)
                                 (Pre-production is the process prior to
                                 commencing principal photography;
                                 including completing the shooting script, budgets, production schedule, and attaching major elements to the project usually including director and lead cast)

"Waking Up Dead"                 Documentary of a rock and roll drummer and
                                 the human toll of sex drugs and Rock & Roll.
                                 Completed January 2005.  Subsidiary,
                                 Celebration Pictures, Inc. has world wide distribution rights under the Distribution
                                 Agreement dated January 13, 2005 between
                                 Eris Productions and Company (See Exhibit
                                 10.1.25).

"Played" Gritty British style gangster/thriller commenced principle photography in London May 2005, with an anticipated completion date of October 1, 2005. Company is co-producing and holds world wide distribution rights under the Financing, Co-Production and Distribution Agreement dated April 15, 2005 between Attica Films Limited and Company (See Exhibit 10.1.27)

Film Distribution.  We have our own distribution system, which
-----------------
can make copies of the master negative ("prints"), book theaters, place advertising, create publicity and collect revenues.
We will use our system to distribute films which we believe will succeed in US markets through a technique called
"platforming".

We make a limited release in selected theaters within one or more target markets. As positive reviews, word of mouth, and theater results build, we add additional markets as warranted. "My Big Fat Greek Wedding" achieved its $285,000,000
US theatrical gross this way over the course of a year as reported in the weekly box office charts as published in "Variety". "Lost in Translation" did this recently, approaching $30,000,000 in box office receipts while prior to playing in more than 300 theaters at a time. These are the exception. More typical recent results as reported in "Variety" are "The Woodsman" which opened on 8 screens and grossed $2.5 million over 12 weeks on a maximum of 84 screens; "The Machinest" which opened on 8 screens and grossed $1 million over 5 months, never playing in more than 10 screens; and "Bride and Predjudice" which opened on 8 screens, grossing $6 million while playing on a maximum of 281 screens.

If the Company believes a film can be a mega-hit we may have the ability to team up with a major studio. The Company does not have any current agreements in place with a major studio for the distribution of any of its films. However, the Company hopes to be able to strike single picture deals where the studio would provide the costs of prints and advertising which can be $30 million or more on a nationwide release.

However, if we have concluded that a completed film will not succeed theatrically we may release the film directly to the ancillary market (i.e. video-DVD markets, foreign markets, television and/or cable). We may also arrange for the film to be sold territorially to many film markets outside the U.S.

It is management's experience that on average, exhibitors
(movie theaters) retain approximately 50% to 55% of the box office (i.e. 50%-55% of each ticket sold), with the balance going to the distributor ("Distributor's Gross").

Although distribution agreements can vary greatly, the most common formula for distribution is the "net proceeds arrangement", the distributor retains a Distributor Fee (see below), generally 12-30% of Distributor's Gross from film rentals (these are usually 45-50% of box-office gross). The distributor recoups the costs incurred in distributing the film from the remaining 70 - 88% percent of Distributor's Gross. The remainder, known as the "net proceeds," is then typically allocated to the producer, ("Producer's Gross") from which he must repay the cost of production, pay any amounts due to creative talent, and any third parties providing the production financing, with the balance representing profits.

Distributor Fees are a function of negotiated license rates:
below are rates management has found typical for independent films:


                 Market                               Rate
                 ------                               ----

                 Domestic Theatrical                   20%
                 Domestic Video                        15%
                 Pay Cable                             20%
                 Television - Syndication              20%
                 Video Sell-Through                    15%
                 Foreign Theatrical                    20%

Industry executives recognize the life cycle of a movie and seek to generate revenues and profits at each stage. The first tier of film distribution normally commences with domestic theatrical release. The distributor will release a film into a particular market based on the depth of the perceived commercial appeal. Films with measurable broad or niche audience appeal will start at the top of the distribution hierarchy with theatrical release and are then followed by distribution to foreign theatrical and to the other non-theatrical and various home television markets.

The initial theatrical distribution lasts may last from a single weekend for up to four months, sometimes six, depending on the
popularity of the film.   Films are sometimes released in the
major foreign markets at about the same time as the U.S. domestic release, but usually a time of six months should be anticipated.

Home video release, both domestic and foreign, is timed to start after the theatrical run is essentially over in each territory.
Management has experienced this to be typically two to six months after initial release.

A film becomes available for premium cable, pay-per-view, or satellite television usually six months after home video release in each territory.
This is generally eight months to one year from the initial release.

A film is usually available for broadcast television approximately two years after home video release in each territory.

Towards the end of a movie's theatrical release the film is usually made available for purchase to airlines and hotel pay-per-view can usually purchase the film.

Ancillary rights, such as music, literary or merchandising, are usually exploited during the initial theatrical run of the film.

It is management's experience that similar release schedules occur for U.S. films in foreign markets. The time frame in the sequential release of a film is often compressed as the industry moves to accelerate the cash flows associated with each tier. It is management's experience that most revenues are received within the first 18 months of a film's release with the vast majority of income received within the first five years of release.

Prints and Advertising ("P&A"). The "Prints" element of P&A is
------------------------------
the cost of prints, i.e. the making and shipping of the duplicates of the master negative to be shown in theatres. "Advertising" is the cost of advertising of the film in all forms of media, trailers, the marketing and the public relations campaign designed to increase the audience for the film. P&A is the last expenditure related to a release of a film, usually commencing 2-4 weeks prior to the theatrical release and continuing through the exhibition run. P&A expense is also normally recouped directly out of gross receipts prior to any reimbursement to the providers of funds for development and production of the film ("Negative Costs") and residuals and/or profit participations. According to MPAA total P&A costs for 2003 were $39 billion.

According to the MPAA, in 2003 the major studios averaged $63.8 million in production costs per release and $39.05 million for P&A. The Company estimates spending $1.5 million for a "platform" release of a picture on 50-150 screens in 2-3 major markets. P&A expenditures for a general release can be quite large, with typical costs for a release on 1500 screens running $10-15 million and for 2000-2500 screens running $20-25 million.

Film Sales. We have our own sales organizations: Celebration
----------
Pictures, Inc., which handles the domestic release and Celebration International Pictures, Ltd., which handles the international release. Other than in the US theatrical market, we will usually sell distribution rights to our films to distributors in specific territories for a set number of years.

There are over 70 major foreign territories in which we look to sell our films. Usually the foreign distributor will acquire the ancillary rights along with the theatrical rights, paying an advance which is recoupable from earnings. Unlike the situation in the 1970's and 80's, management has found the norm today is to sell these rights after the film is made rather than selling the rights at a discount prior to production.

Foreign territories represent an increasingly important source of revenue for film entertainment produced in the U.S. English language productions continue to dominate the world market, both theatrically, due to the rapid construction of new screens in emerging markets, and in home video markets, due in some part to new copyright treaties.

Ancillary Sales. Entertainment industry professionals focus on
---------------
the success of a film at the box office to gauge audience response to a film. It is managements experience that the success of a theatrical release impacts the income derived from ancillary markets. The following are the principal ancillary markets for film entertainment.

*   Home Video/DVD Rental

*   Home Video/DVD "sell-through"

*   Pay-per-view, airlines, military, hotel

*   Subscription Television (Cable and Satellite)

*   Network Broadcast Television and Syndication

*   Soundtrack

*   Merchandising/Publishing

*   Internet/e-Commerce

Consumers are now spending more annually viewing films on videocassettes and DVDs than they are spending in theaters. According to a joint study by Nielson Research, Adams Media Research, Consumer Electronics Agency, DVD Entertainment Group and Ernst & Young estimated consumer spending on renting and buying DVDs alone in 2003 was approximately $11.6 billion vs. $9.36 billion spent at the box office. The video retail sales increase reflects the growth in VCRs to 90.8% of U.S households compared to 70.2% in 1990. DVD penetration in U.S. households increased to 46.2 million in 2003, up 203.% from the previous year. Sales of home entertainment systems by U.S. dealers have increased the sale and rental of DVDs to over 1 billion units in 2003, up from 729.9 million the previous year, a more than 50% increase, vs. a 39% decline in cassette sales-rentals. According to an article in CFO Magazine, April 2005, "Studios make 50% of their gross profits on DVD sales and $2.5 billion annually from DVD rentals".


Each exhibition window competes for the highest quality film product with the greatest audience appeal to sustain and grow
their revenue  bases.   In this increasingly challenging and
competitive environment, management has experience that broadcasters and distributors have given further emphasis to specialization, meeting the programming needs of niche audiences.

These ancillary markets afford the producer of film product and owners of film libraries an opportunity to earn revenue from several sources as the film progresses through its life cycle. With the introduction of new technologies as well as the convergence of broadcast media and computing technologies, new sources of ancillary income are expected to develop rapidly in the near term.

Product Placement. Product placement has become an increasingly
-----------------
important aspect of film production over the last few years. Although it is possible to sometimes offset some of the costs of production by selling the rights for a manufacturer to have its product featured in the film, the highest and best use of product placement is in its use for cooperative advertising and joint production (i.e. the "happy meal" toys at McDonalds featuring movie characters). The Company has had discussions relating to product placement in one of its films in development, however, no contracts have been finalized.

Merchandising. Selling products online and offline related to our
-------------
films, in addition to soundtracks, home videos and DVDs, will be a major thrust for the Company. We will attempt to exploit all merchandising opportunities, especially items that have particular appeal to the family market. Where ever possible merchandising elements will be written into every script (i.e. cars, clothing, toys, video games, novelty items, hair products and accessories, etc.). The Company has begun a test market in this area for the sound track and the poster for "The Aryan Couple" on its website, www.famefilm.com.

Internet. Some independent filmmakers are attempting to turn the
--------
Internet into the world's largest art-house theater by offering movies on a pay-per-view basis over the Internet. MPAA reports that the number of households with Internet access is now 62.2 million compared to 55.4 million in 2002. The number of households with broadband access has increased to 21.7 million in 2003 from 15.9 million in 2002. Mobile Internet users increased to 2.4 million from 1.5 million in 2002. According to Paul Kagan Associates, Internet movie pay-per-view revenues are expected to grow from $300,000 in 1999 to $243 million in 2008..Driving this growth will be increased broadband delivery and the number of global streaming-media-player equipped Internet users. Due to the relatively cumbersome delivery and image quality problems associated with data compression the medium has yet to achieve its full potential. As these problems are resolved, utilization should accelerate.

We intend to place the Company in areas of future growth for the entertainment industry by identifying and establishing relationships with strategic partners who are providers of Internet and other innovative entertainment solutions.

Technology Development.  We own certain video streaming
----------------------
technology developed before 2001. We will attempt to apply this technology to derive value from it in the context of the Company's new emphasis on film and other media productions
We have developed and own all the rights to F.E.L.I.X., a high quality video streaming system that requires no download and no buffer. However, due to advancements in technology since development, and the fact that management does not anticipate devoting capital to update the technology, we do not anticipate realizing significant revenue from its technology.

How We Finance Our Films.  We generally finance our
------------------------
films with equity investments by third party investors. Although the terms of each such investment may differ, usually the investment takes the form of an at risk equity for which there is no recourse against the Company. We may directly or indirectly, be responsible to ensure and/or supervise that proper payments are made to an investor toward the recoupment of his investment as well as payments of any return earned by investor from such an investment. However, all such payments are due and payable from the earnings of the film, and not from the assets of the Company. It is not our policy to use our own funds in a direct investment in a film. However we may chose to do so if the amount is insignificant, and/or there is an insufficient amount of time to find the appropriate third party investor. In such cases we will usually attempt to dispose of our "at risk" amount by subsequently brining in third party investors. We have had discussions with major Banks regarding loans for the production of films. These loans are typically secured by presales of foreign territories or major ancillaries (i.e. cable or free TV). We have also discussed financing our films through funds supplied by various film funds. As to date the Company has not financed any films with bank loans or film fund financing. The terms and availability of each type of funding for films varies continuously and none of the above options may be available to fund a specific film project at the time required. This may cause us to postpone or abandon films which we may otherwise have chosen to produce or distribute.




Risk Factors.
------------

There are Risks of Competition in the Film Industry.
---------------------------------------------------
The business in which we engage is significantly competitive. Each of our primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources than us. We compete for relationships with a limited supply of facilities and talented creative personnel to produce our films. We will compete with major motion picture studios, such as Warner Brothers and The Walt Disney Company, for the services of writers, actors and other creative personnel and specialized production facilities. We also anticipate that we will compete with a large number of United States-based and international distributors of independent films, including divisions of The Walt Disney Company, Warner Brothers, Fox and Sony in the production of films expected to appeal to international audiences. More generally, we anticipate we will compete with various other leisure-time activities, such as home videos, movie theaters, personal computers and other alternative sources of entertainment.

The production and distribution of theatrical productions, television animation, videocassettes and video disks are significantly competitive businesses, as they compete with each other, in addition to other forms of entertainment and leisure activities, including video games and on-line services, such as the Internet. There is also active competition among all production companies in these industries for services of producers, directors, actors and others and for the acquisition of literary properties. The increased number of theatrical films released in the United States has resulted in increased competition for theater space and audience attention. Revenues for film entertainment products depend in part on general economic conditions, but the competitive situation of a producer of films is still greatly affected by the quality of, and public response to, the entertainment product that the producer makes available to the marketplace.

There is strong competition throughout the home video industry, both from home video subsidiaries of several major motion picture studios and from independent companies, as well as from new film viewing opportunities such as pay-per-view.

(Please see "Business of the Company" above for industry data)

We also anticipate competing with several major film studios such as Paramount Communications, MCA/Universal, Sony Pictures Entertainment, Twentieth Century Fox; Time Warner; and MGM/UA Inc., which are dominant in the motion picture industry, in addition to numerous independent motion picture and television production companies, television networks and pay television systems, for the acquisition of literary properties, the services of performing artists, directors, producers, other creative and technical personnel, and production financing.

We believe that a production's theatrical success is dependent upon general public acceptance, marketing, advertising and the quality of the production. Our productions compete with numerous independent and foreign productions, in addition to productions produced and distributed by a number of major domestic companies, many of which are divisions of conglomerate corporations with assets and resources substantially greater than that of ours. Our management believes that in recent years there has been an increase in competition in virtually all facets of our business. The growth of pay-per-view television and the use of home video products may have an effect upon theater attendance and non-theatrical motion picture distribution. As we may distribute productions to all of these markets, it is not possible to determine how our business will be affected by the developments, and accordingly, the resultant impact on our financial statements.

In the distribution of motion pictures, there is very active competition to obtain bookings of pictures in theaters and television networks and stations throughout the world. A number of major motion picture companies have acquired motion picture theaters. Such acquisitions may have an adverse effect on our distribution endeavors and our ability to book certain theaters which, due to their prestige, size and quality of facilities, are deemed to be especially desirable for motion picture bookings. In addition, our ability to compete in certain foreign territories with either film or television product is affected by local restrictions and quotas. In certain countries, local governments require that a minimum percentage of locally produced productions be broadcast, thereby further reducing available time for exhibition of our productions. Additional or more restrictive theatrical or television quotas may be enacted and countries with existing quotas may more strictly enforce such quotas.

Additional or more restrictive quotas or stringent enforcement of existing quotas could materially and adversely affect our business by limiting our ability to fully exploit our productions internationally.

There are Risks of Financing Uncertainties.
------------------------------------------
To achieve and maintain competitiveness, we may be required to raise substantial funds. (Please see above "Business of the Company, Film Production" and "How We Finance Our Films"). Our forecast for the period for which our financial Resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. We anticipate that we may need to raise additional capital to develop, promote and distribute our films. Such additional capital may be raised through public or private financing as well as borrowings and other sources. Additional funding may not be available under favorable terms, if at all.
If adequate funds are not available, we may be required to curtail Operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain products and services that we would not otherwise relinquish.

There are Risks of Internet Competition.
---------------------------------------
The Internet market is new, rapidly evolving and intensely competitive. (Please see above "Business of the Company, Film Distribution") We believe that the principal competitive factors in maintaining an Internet business are selection, convenience of download and other features, price, speed and accessibility, customer service, quality of image and site content, and reliability and speed of fulfillment. Many potential competitors have longer operating histories, more customers, greater brand recognition, and significantly greater financial, marketing and other resources. In addition, larger, well-established and well-financed entities may acquire, invest in, or form joint ventures as the Internet, and e-commerce in general, become more widely accepted.
Although we believe that the diverse segments of the Internet market will provide opportunities for more than one supplier of productions similar to ours, it is possible that a single supplier may dominate one or more market segments. We also have significant competition from online websites in international markets, including competition from US-based competitors in addition to online companies that are already well established in those foreign markets. Many of our existing competitors, in addition to a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do.

There are Risks of Technological Changes.
----------------------------------------
We believe that our future success will be substantially affected by continued growth in the use of the Internet.  E-commerce and the distribution of goods and services over the Internet is relatively new, and predicting the extent of further growth, if any, is difficult. Communication or commerce over the Internet may not increase and extensive content may not continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace
For our product for a number of reasons, including lack
of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network  system,  or timely development and
commercialization of performance  improvements,  including high speed modems. (Please see above "The Business of the Company, Technology Development") In addition, to the extent that the Internet continues to experience significant growth in the number of users and use, the Internet infrastructure may not be able to support the demands placed upon it by such potential growth.
The performance and reliability of the Internet may be adversely affected by this continued growth. The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available using cable modems or other
technologies, we may be required to make significant
changes to the design and content of our productions in order to
compete effectively.   Our failure to adapt to these or any other
technological developments effectively could adversely affect our business, operating results, and financial condition.

There are Risks of Compliance with Government Regulation of the Film Industry.
-----------------------------------------------------------------------------
The following does not purport to be a summary of all present and proposed federal, state and local regulations and legislation relating to the production and distribution of film entertainment and related products; rather, the following attempts to identify those aspects that could affect our business. Also, other existing legislation and regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could affect, in various manners, the methods in which the industries involved in film entertainment operate.

Audiovisual works such as motion pictures and television programs are not included in the terms of the General Agreement on Tariffs and Trade. As a result, many countries, including members of the European Union, are able to enforce quotas that restrict the number of United States produced feature films which may be distributed in such countries. Although the quotas generally apply only to television programming and not to theatrical exhibitions of motion pictures, there can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that existing quotas will not be more strictly enforced. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially or adversely limit our ability to exploit our productions completely.

Voluntary industry embargos or United States government trade sanctions to combat piracy, if enacted, could impact the amount of revenue that we realize from the international exploitation of our productions. The Motion Picture Industry, including us, may continue to lose an indeterminate amount of revenue as a result of motion picture piracy. The Code and Ratings Administration of the Motion Picture Association of
America assigns ratings indicating age group suitably for the theatrical distribution for motion pictures. United States television stations and networks, in addition to foreign governments, could impose additional restrictions on the content of motion pictures which may restrict, in whole or in part, theatrical or television exhibitions in particular territories. Congress and the Federal Trade Commission are considering, and in the future may adopt, new laws, regulations and policies regarding a wide variety of matters that may affect, directly or indirectly, the operation, ownership and profitably of our business.

There are Risks of a "Penny Stock" Investment.
---------------------------------------------
The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which
(i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws;
(iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

There are Risks of Conflicts of Interest.
----------------------------------------
It is customary in the film industry for officers and directors of film and distribution companies to receive compensation as producers, directors or providers of other creative services in connection with specific film productions in which the Company has an interest. Moreover, officers and/or directors may receive compensation as producers, directors or providers of other creative services in connection with film or other productions in which the Company has no interest. The Company's policies require that this compensation be disclosed to the Board of Directors and, where material, disclosed in the Company's communications with the public.

John Daly received compensation through Red Giants Productions as Producer-Director of "The Aryan Couple," a film for which the Company has world wide distribution rights through its subsidiary, Celebration International Pictures Limited (BVI). He is also co-writer of "Harder They Fall", a script currently in development as well as a producer of "Played", a film in which Company owns a portion of profits and world wide distribution rights, and from which he may receive income through Red Giants Productions. Arkadiy Golubovich is a film actor and received compensation for his role in "The Aryan Couple."


Item 2. Management's Discussion and Analysis of Financial
        Condition and Results of Operations.
        --------------------------------------------------

General
-------
The following discussion of our financial condition and results of operations should be read in conjunction with (1) our interim unaudited consolidated financial statements for the six months ended June 30, 2005 and 2004 and their explanatory notes included as part of this Form 10SB, and (2) our annual audited consolidated financial statements and explanatory notes for the years ended December 31, 2004 and 2003 also included as part of this Form 10SB.

Overview
--------
Film and Music Entertainment, Inc. is a holding company which, through its subsidiaries, develops, produces, sells and distributes films and associated entertainment.

Our wholly-owned Celebration Productions, Inc. subsidiary, provides comprehensive production services for filmed entertainment. Celebration Productions has provided in the first six months of 2005 production service relating to the development of the film "The Harder They Fall". Revenue is recognized from productions as earned and such revenue will usually be partially from specific contractual fees and from contingent compensation paid as profits are earned. Our wholly-owned Celebration Pictures, Inc. provides sells and distribution services for North America for our and third party productions. In the first six months of 2005 Celebration Pictures has been providing these services on two films, "The Aryan Couple" and "Waking Up Dead". Revenues are recognized as earned. Our wholly-owned subsidiary, Celebration International Pictures, Ltd
(BVI), provides sells and distribution services for the rest of the world excluding North America for our and third party productions. In the first six months of 2005 Celebration Pictures has been providing these services on two films, "The Aryan Couple" and "Waking Up Dead". Revenues are recognized as earned. The
Company also has two non-operating subsidiaries, East Mojave Corporation and Myrob Properties, Inc., in which are held certain real estate assets of the company.

Results of Operations: Six months ended June 30, 2005 compared to
-----------------------------------------------------------------
June 30, 2004
--------------


We have received minimum revenue from operations to date. We believe that the main sources of our revenue will be revenues from domestic and foreign theatrical distribution, DVD and home video, pay-per-view, pay cable and basic cable distribution and free broadcast television. We have begun to receive income from foreign sales of the movie "The Aryan Couple" under our contract with AV Pictures Ltd. We anticipate this income will continue through next year. The film has generated a minimal amount of theatrical income in the US from festival showings in the first quarter. Management expects income from US theatrical revenues to increase substantially in the fourth quarter of this year as the film moves from festival showings to a wider release. Management also anticipates revenues to commence from "Waking Up Dead" in the fourth quarter of this year.

Selected Statement of Operating Data
-------------------------------------
Summarized in the table below is a statement of operating data comparing the six months ended June 30, 2005 with the six months ended June 30, 2004. Please see unaudited Financial Statements of the Company for these periods set forth on Pages F-21 - F-34.


                                                                Six Months Ended
                                                                ----------------
                                                               June          June
                                                             30, 2005       30, 2004
                                                           (unaudited)     (unaudited)
                                                           -----------    -----------
REVENUE                                                    $   162,024    $         -

OPERATING EXPENSES
        Production costs                                       178,566         64,182
        Advertising costs                                        4,702          8,937
        Compensation expense                                   156,603        124,625
        Consulting expense                                      24,134         26,920
        General and administrative expenses                    252,950        155,396
                                                           -----------    -----------

TOTAL OPERATING EXPENSES                                       616,955        380,060
                                                           -----------    -----------
LOSS FROM OPERATIONS                                          (454,931)      (380,060)
                                                           -----------    -----------
OTHER INCOME (EXPENSE)
        Other income                                               500          5,000
        Investment income                                       10,204          2,091
        Unrealized loss on marketable equity securities        (21,405)             -
	Realized loss on sale of marketable equity
          securities                                           (29,216)             -
        Gain on disposition of real estate                     208,500              -
                                                           -----------    -----------
TOTAL OTHER INCOME (EXPENSE)                                   168,583          7,091
                                                           -----------    -----------
LOSS BEFORE PROVISION FOR INCOME TAXES                        (286,348)      (372,969)
                                                           -----------    -----------
PROVISION FOR INCOME TAXES                                           -              -
                                                           -----------    -----------

NET LOSS                                                   $  (286,348)   $  (372,969)

                                                           ===========    ===========
NET LOSS PER SHARE - BASIC AND DILUTED                     $     (0.00)   $     (0.00)
                                                           ===========    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC
        AND DILUTED                                        127,643,602    116,374,395
                                                           ===========    ===========

Revenues and Gross Profits
--------------------------
Revenue for the six-month interim period ended June 30, 2005 was $162,024, as compared to $0 for the corresponding interim period in fiscal 2004.

Our revenues for the six-months interim period ended June 30, 2005 were principally derived from production services rendered by our Celebration Productions subsidiary and the proceeds of the sale of the distribution rights to the film "Tournament of Dreams".

We had no revenues for the six months ended June 30, 2004 as the Company was in the process of solidifying contracts for productions.

Operating Expenses and Loss From Operations
--------------------------------------------
Operating Expenses and loss from operations for the six-months interim ended June 30, 2005 and June 30, 2004 were $616,955, and $454,931 respectively, as compared to $380,060 and $380,060 for the corresponding interim period in fiscal 2004.

The increase of in compensation expense is mainly attributable to payments for the services of John Daly, which were $0 for the period in 2004. The increase in general and administrative expense relates primarily to the increased costs relating to compliance and legal expense relating in the court cases in which the company was involved.

Other Income and Expense and Net Loss
-------------------------------------
Other Income and Expense for the six-months ending June 30, 2005 was $168,583 as compared with $7,091 for the six-months ending June 30, 2004. This increase was entirely due to a gain of $208,500 realized on the disposition of real estate to a stock holder in return for 15,750,000 shares of the Company's common stock.

Year ended December 31, 2004 compared to December 31, 2003
----------------------------------------------------------
Selected Statement of Operating Data
-------------------------------------
Summarized in the table below is statement of operating data comparing the year ended December 31, 2004 with the year ended December 31, 2003. Please see audited Financial Statements of the Company for these periods set forth on Pages F-1 - F-20.


                                                                   Year Ended
                                                              --------------------
                                                            December        December
                                                            31, 2004        31, 2003
                                                           -----------     -----------


REVENUE                                                    $    63,993    $          -

OPERATING EXPENSES
        Production costs                                        84,599           7,500
        Advertising costs                                      135,503           5,360
        Compensation expense                                   296,405       10,475,130
        Consulting expense                                     100,920       1,860,124
        General and administrative expenses                    420,591         295,454
                                                           -----------     -----------

TOTAL OPERATING EXPENSES                                     1,038,018      12,643,568
                                                           -----------     -----------

LOSS FROM OPERATIONS                                          (974,025)    (12,643,568)

                                                           -----------     -----------
OTHER INCOME (EXPENSE)
        Other income                                             8,000          20,000
        Investment income                                       77,574               -
        Unrealized loss on marketable equity securities        (12,171)              -
        Equity loss in SMS Musicmaker Ltd.                     (96,280)              -
        Gain on disposition of real estate                     114,343               -
        Loss on writedown of real estate                       (72,391)
        Interest expense and financing costs                         -         (15,908)
        Gain on extinguishment of debt                               -          12,541
                                                           -----------     -----------

TOTAL OTHER INCOME (EXPENSE)                                    19,075          16,633
                                                           -----------     -----------

LOSS BEFORE PROVISION FOR INCOME TAXES                        (954,950)    (12,626,935)

PROVISION FOR INCOME TAXES                                       4,800               -

NET LOSS                                                   $  (959,750)   $(12,626,935)
                                                           ===========    ============

NET LOSS PER SHARE - BASIC AND DILUTED                     $     (0.01)   $      (0.22)
                                                           ===========    ============
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC
        AND DILUTED                                        132,865,077      56,534,610
                                                           ===========    ============


Revenues and Gross Profits
--------------------------
Revenue for the six-month interim period ended June 30, 2005 was $162,024, as compared to $0 for the corresponding interim period in fiscal 2004.

Our revenues for the six-months interim period ended June 30, 2005 were principally derived from production services rendered by our Celebration Productions subsidiary and the proceeds of the sale of the distribution rights to the film "Tournament of Dreams".

We had no revenues for the six months ended June 30, 2004 as the Company was in the process of solidifying contracts for productions.

Operating Expenses and Loss From Operations
-------------------------------------------
Operating Expenses and loss from operations for the six-months interim ended June 30, 2005 and June 30, 2004 were $616,955, and $454,931 respectively, as compared to $380,060 and $380,060 for the corresponding interim period in fiscal 2004.

The increase of in compensation expense is mainly attributable to payments for the services of John Daly, which were $0 for the period in 2004. The increase in general and administrative expense relates primarily to the increased costs relating to compliance and legal expense relating in the court cases in which the company was involved.

Other Income and Expense and Net Loss
-------------------------------------
Other Income and Expense for the six-months ending June 30, 2005 was $168,583 as compared with $7,091 for the six-months ending
June 30, 2004. This increase was entirely due to a gain of $208,500 realized on the disposition of real estate to a stock holder in return for 15,750,000 shares of the Company's common stock.


Historical Sources of Cash
--------------------------
For the period January 1, 2005 through June 30, 2005 we principally financed our operations through cash on hand derived from the sale in April 2004 of the sale of common shares for cash ($5,000,000). Additional cash was derived from income from operations, primarily from the sale of the distribution right of "Tournament of Dreams" and from production fees.

Cash Position and Sources and Uses Of Cash
------------------------------------------
Our cash and cash equivalents position as of June 30, 2005 was $1,529,124 as compared to $3,179,658 as of December 31, 2004.
The decrease in our cash and cash equivalents for the six-month interim period ended June 30, 2005 was attributable to an increase in equity securities of $817,121, an increase of $163,652 of film costs, and operating expenses

Our operating activities used cash in the amount of $616,955 for the six-month interim period ended June 30, 2005, as compared to $380,060 for the corresponding interim period in fiscal 2004. The $616,955 in cash used in operating activities for the six-month interim period ended June 30, 2005 reflected our net loss of $286,348 for that period, as decreased for non-cash deductions, such as depreciation, realized and unrealized gains and losses on equity securities, investment income and disposal of real estate. The $380,060 of cash used in operating activities for the six-month interim period ended June 30, 2004 reflected our net loss of $372,969 for that period, as decreased for other income. The decrease in our net loss for the six-month interim period ended
June 30, 2005 over the corresponding period in fiscal 2004 is attributable to the gain on the disposition of real estate.

Capital Resources Going Forward
-------------------------------
We have approximately $1,529,000 of cash on hand as of June 30, 2005 to fund our operations going forward. The Company also has on hand approximately $1,477,000 of marketable equity securities as of the date of this date which the Company is holding as reserves for future operations. Our plan of operation for the twelve month period following the date of this quarterly report is for the Company and its subsidiaries to continue to develop, produce, sell and distribute motion pictures. The Company primarily uses third party investor funds for such activities; however the Company may provide limited funds for such activities where Management deems it prudent. We currently have budgeted approximately $1,500,000 in costs for the twelve month period following the date of this quarterly report, including approximately $650,000, in costs relating to the development, production, sales and distribution of films and $850,000 in general, sales and marketing expenses.
The Company attempts to cash flow most costs relating to film production and distribution from third party direct investments. Occasionally, the Company may front certain costs to expedite a project to achieve certain goals. The Company attempts to structure any such expenditure so that they are recouped from any further funding in the specific project. If no such further finding occurs the Company may not be able to recoup these expenditures. To date, the Company has limited such expenditures as to be non-material.


Our assets are reasonably liquid with a substantial majority consisting of cash and cash equivalents, and investment securities. Both our total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to production and distribution schedules, sales revenues, customer demand, seasonal, economic and market conditions. Our total net assets at September 30, 2004 were $5,754,971 compared to $976,664 at December 31, 2003. The Company has no plans to increase the number of employees at this time or to substantial change its overhead structure. The only current plans affecting overhead would be the costs associated with the addition of independent directors to the Board and D & O Insurance. With these additional expenses, the Company would still have sufficient cash, cash equivalents and liquidateable investment securities to cover operating expenses for the next 36 months.


We believe that cash generated by operations in conjunction with our available working capital will be sufficient to continue our business for the next twelve months. We believe that our capital structure is adequate for our current operations. We continually review our overall capital and funding needs to ensure that our capital base can support the estimated needs of the business. These reviews take into account current business needs as well as the Company's future capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, we believe that we may continue to increase our net capital by the proceeds of private sales of our securities.
For more information on the cash flows of the Company, please see the statement of cash flows included in the Company's financial statements appearing elsewhere herein.

Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through an acquisition of new products, the depletion of our working capital would be accelerated. To the extent it become necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the sell of the equity securities owned by the Company, public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations in such circumstances.

Our anticipated costs described above are estimates based upon our current business plan. Our actual costs could vary materially from those estimated. Further, we could also change our current business plan resulting in a change in our anticipated costs. See the discussion concerning forward-looking statements.

To date we have financed our operations through the private placement of equity securities. On May 4, 2004 we completed a private placement of 50,000,000 shares of our Common Stock for a total consideration of $5,000,000. We have not employed any significant leverage or debt.

The Company has no plans to purchase any assets at this time. However, the Company constantly reviews industry opportunities to acquire income producing assets for possible acquisition.


Off-Balance Sheet Arrangements
------------------------------
There are no guarantees, commitments, lease and debt agreements or other agreements that could trigger adverse change in our credit rating, earnings, cash flows or stock price, including requirements to perform under standby agreements.

Critical Accounting Policies
----------------------------
Our discussion and analysis of our financial condition and results of operations are based upon our financials statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

On an ongoing basis, we evaluate our estimates, including those related to reserves, impairment of long-lived assets, value of our stock issued to consultants for services and estimates of costs to complete film productions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.


Item 3.  Description of Property.
         -----------------------

The Company's Facilities. At this time, the Company occupies
------------------------
approximately 4,200 square feet of leased office space at 5670 Wilshire Boulevard, Suite 1690, Los Angeles, California 90035. The lease is at a rate of $7,558 per month plus utilities and expires March 1, 2006.

We own significant real estate holdings. The Company acquired these properties with the intent to use them as additional collateral to investors in films to secure any short falls in recoupment of invested capital. Subsequently, this strategy proved not to be viable and the Company has chosen to hold these properties for appreciation.

The table below summarizes our property ownership:




   CURRENT
OWNED PROPERTY                OWNERSHIP           APPROX. LIENS
--------------                ---------           ------------------------

1120 Acres land               100% fee simple     $337,000 1st Mortgage
San Bernardino County, CA

320 acres land                100% fee simple     $20,000 1st Mortgage
San Bernardino County, CA


On November 16, 2004 the Company settled a dispute with a stockholder whereby the stockholder agreed to surrender to the Company 13,500,000 shares of the Company's Common Stock owned by the stockholder and the Company agreed to give up the rights it had in certain real estate located in Riverside, California that the Company had recorded on its books at $180,000.


On February 3, 2005 the Company settled a dispute with a Stockholder whereby the stockholder agreed to surrender to the Company 15,750,000 shares of the Company's Common Stock owned by the shareholder and the Company agreed to give up the rights it had in a hypothecated money interest in certain real estate in Cochise County, Arizona that the Company had entered on its books at $264,000.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
        ---------------------------------------------------------------

The following table sets forth the record ownership of our Common
Stock (our only class of stock entitled to vote on general corporate matters) as of June 30, 2005 as to each person or entity who owns more than five percent (5%) of the outstanding shares:




      NAME & ADDRESS              SHARES OWNED           ISSUED SHARES
      --------------              ------------           -------------

      John Daly, Chairman,        25,795,187 shares*        (18.214%)
        President, CEO            46,250,000 options*
      5670 Wilshire Bl. #1690
      Los Angeles, CA. 90036

      Lesteron,Ltd.               50,000,000 shares*        (40.743%)
      Akara Bldg.
      24 De Castro Street
      Wickhams Cay Island
      Road Town, British Virgin Islands

      Miracle Entertainment, Inc. 12,000,000 shares**        (9.774%)
      c/o James T. Zelloe, Esq.
      11350 Random Hills Rd, #700
      Fairfax, VA. 22030


      Red Giants Productions, Inc 8,013,158 shares             (6.4%)
	c/o R. Oppenheim, Esq.
	2300 Sepulveda Blvd.
	Los Angeles, CA 90064

      Lawrence S. Lotman          5,000,000 shares*          (4.048%)
        Secretary, VP Finance     2,000,000 options*
      5670 Wilshire Blvd. #1690
      Los Angeles, CA. 90036


* Includes options not yet exercised but capable of being exercised within 60 days of the date of this document. Some shares and options are held in a voting trust. Several trusts were established in 2003 and 2004 with Lance Bogart, CPA of Los Angeles, CA as trustee. It requires that the individuals and entities who have contributed to the trust deposit all securities acquired by them (other than shares acquired before the trust was established and shares released from the trust), including options and rights, with the trustee. It requires that they agree that the trust as owner of the shares allocable to each beneficiary shall vote them in favor of Directors designated by that beneficiary. It also contains a "drip out" provision allowing each beneficiary a "drip out of 12.5% each 6 months of the securities held for the benefit of that beneficiary for sale or other disposition. Currently 1,800,000 shares and 81,207,000 options are held in the trusts.

**    Of which 2,500,000 are held by the Company as security for a
$12,500 note owed by MEI to the Company which is due and payable
December 15, 2004.


The following table sets forth the record ownership of our Common
Stock (the Company's only class of stock entitled to vote on general corporate matters) as of June 30, 2005 as to (i) each director, (ii) each officer and (iii) all directors and officers as a group.

NAME & TITLE                SHARES OWNED         PERCENT OF CLASS
------------                ------------         ----------------

John Daly, Chairman,         25,795,187 shares*       (18.214%)
  President, CEO

Lawrence S. Lotman,
  VP Finance/Secretary       5,000,000 shares*        (4.04%)

All Officers and Directors
As a Group (2 in number)    30,795,187 shares*        (21.472%)



*	Includes options not yet exercised but capable of being exercised within 60 days of the date of this document.


Item 5:   Directors, Officers, Promoters and Control Persons
          --------------------------------------------------

Set forth below is information regarding our directors and executive officers. There are no promoters. All directors and executive officers are elected annually and serve under the By-laws of the Company until the next election of Directors and until their successors are duly elected and qualify. The current Directors and Officers as of June 30, 2005 are as follows:




   NAME                AGE       POSITION                          TERM
   ----                ---       --------                          ----

John Daly              68        Chairman, CEO and President       2005
Lawrence Lotman        57        Secretary/Director, VP Finance    2005
Ilya Golubovich        20        Director*                         2005
Arkadiy Golubovich     17        Director*                         2005


* Director's nominated by Lesteron Limited under the terms of the Investor Agreement between Lesteron Limited and the Company dated May 4, 2004 (See Exhibit 10.1.4). These brothers are family members of the beneficial owner of Lesteron.

No director, person nominated to become a director, executive officer, promoter or control person of the Company has been involved in certain legal proceedings including:

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to the date hereof;

(2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and minor offenses);

(3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

All directors hold office until the next annual meeting of the shareholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

Key Personnel
-------------

John Daly, has been President since May, 2003 and Chairman and CEO since November, 2003. His companies have produced films that have achieved 21 academy award nominations and received 13 Oscars, including the unprecedented back-to-back Best Picture Oscars in 1986 and 1987 for "Platoon" and "The Last Emperor". Mr. Daly has been involved in the Film industry since forming Hemdale Film Corporation with actor David Hemmings in 1967. That company rapidly became one of the leading film packagers, financiers, distributors and producers of independent motion pictures in the late Sixties and Seventies. He has worked with dozens of Hollywood legends, including James Cameron, Oliver Stone, Bernardo Bertolucci, Mick Jackson, Robert Altman and John Schlesinger. Mr. Daly's Films have grossed in excess of $1.5 Billion.

Lawrence Lotman has been Secretary/Director since February, 2000 and VP Finance since October, 2003. He has a Masters degree and two years post-masters studies in International Law, Economics and Diplomacy from The Fletcher School of Law and Diplomacy
(1970) and his BA with High Honors in Political Science from The University of the Pacific (1969). Mr. Lotman has been a senior executive with both public and private companies including Levi Strauss (1978-79), Interco (1979-80) and Team Equity Mortgage (1992-97). He has also been a consultant for over fifteen years to individuals and companies in many different industries including both the Music and Film Industries. Most recently he has been an advisor to a number of independent record labels and to Rueben Cannon Productions. He previously sat on the Board of Advisors of the non-profit Performers Skills Centre of Glendale California.

Ilya Golubovich: Director since March, 2004, and nominee of Lesteron, Ltd. was formerly with the Energy Department of the London Office of Louis Dreyfus and with the Siberian Internet Company at both their Novosibirsk and Moscow offices. He received his International Baccalaureate Diploma from the Moscow Economic School where he had previously earned his "Silver Medal" State Diploma. Mr. Golubovich currently attends Stanford University where he is following a course of study in Management Science and Industrial Engineering.

Arcadiy Golubovich: Director since March, 2004, and nominee of Lesteron, Ltd. He is an accomplished actor who has appeared on Russian television and played Martin Landau's nephew in the "Aryan Couple". He is currently pursuing his International Baccalaureate Diploma from the Moscow Economic School.

Tim Shiner, General Administrator since March, 2004 has worked in the entertainment industry since attending Kent State University (1986-89) and Wright State University (1990-92) He has extensive experience with theatre companies both on and off stage and has spent the last two years with Miracle Entertainment in its Film distribution sales and marketing department.

Item 6. Executive Compensation - Remuneration of Directors and
        Officers.
        ------------------------------------------------------

The following table sets forth the current compensation of (i) the Company's Chief Executive Officer, (ii) the Company's two most highly compensated executive officers other than the CEO and
(iii) persons, if any, who would be included except that they were not serving as of December 31, 2003:



                      SUMMARY COMPENSATION TABLE
                      --------------------------

 NAME AND TITLE                YEAR          SALARY
 --------------                ----          ------


 John Daly, President          2005          $ 104,000
 Lawrence Lotman, Secretary    2005          $ 52,000



All the above executives were employed on a full-time basis under five year employment agreements dated May 23, 2003, (see 10.2.1 and 10.2.4) and there are conflicts in the performance of their duties. It is customary in the film industry for officers and directors of film production and distribution companies to receive compensation as producers, directors or providers of other creative services in connection with specific film productions in which the Company has an interest. Moreover, officers and/or directors may receive compensation as producers, directors or providers of other creative services in connection with film or other productions in which the Company has no interest. The Company's policies require that this compensation be disclosed to the Board of Directors and, where material, disclosed in the Company's communications with the public.

Receipt of Compensation Regardless of Profitability. The
---------------------------------------------------
officers, directors and employees of the Company may be entitled to receive significant compensation, payments and reimbursements regardless of whether the Company operates at a profit or a loss. Any compensation received by the officers, directors and management personnel of the Company will be determined from time to time by the Board of Directors of the Company. Officers, directors and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Remuneration of Directors. No compensation has been paid to any of the directors of the Company for their services as directors.


Item 7. Certain Relationships and Related Transactions.
        ----------------------------------------------

Transactions with Promoters. There were no transactions with promoters.


Related Party Transactions.  John Daly received compensation through
Red Giants Productions as Producer-Director of "The Aryan Couple," a film for which the Company has world wide distribution rights through its subsidiary, Celebration International Pictures Limited
(BVI). He is also co-writer of "Harder They Fall", a script currently in development. Arkadiy Golubovich is a film actor and received compensation for his role in "The Aryan Couple."

Employment Contracts. We have entered into 5-year employment contracts with John Daly (May 23, 2003 and as of July 1, 2004 through Red Giant Productions, Inc. and Lawrence Lotman (May, 23, 2003). As of July 1, 2004, Mr. Daly receives a salary through a loan out agreement with Red Giants Productions, Inc. of $104,000. Mr. Lotman receives a salary of $52,000. Both executives are entitled to health benefits.


Item 8. Description of Securities.
        -------------------------

The Company is authorized to issue 250,000,000 shares of $.001 par value Common Stock. As of June 30, 2005 125,170,398 shares of our Common Stock weree issued and outstanding to over 200 shareholders plus Depository Trust Company.

Common Stock. The holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by those shareholders. In the event of liquidation, dissolution, or winding up of the Company, the holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the our Common Stock. Holders of shares of our Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's Common Stock.

Non-Cumulative Voting. The holders of our shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding
Common Stock, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining Common Stock may not be able to elect any of our directors.

Registration Rights.  Existing holders of shares of our Common
Stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

Dividends. The payment by the Company of dividends, if any, in the future, shall be determined by our Board of Directors, in its discretion, and will depend upon, among other things, our earnings, our capital requirements, and our financial condition, as well as other relevant factors. We have not paid or declared any dividends to date. Holders of Common Stock are entitled to receive dividends as declared and paid from time to time by the our Board of Directors from funds legally available therefore. We intend to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.


                             PART II

Item 1. Market Price of and Dividends on the Registrant's Common
        Equity and Related Stockholder Matters.
        --------------------------------------------------------

The Company's Common Stock participates on the National
Quotation Bureau's Pink Sheets, an electronic quotation medium for securities traded outside of the NASDAQ Stock Market, under the trading symbol "FLME:PK" (pending registration as a 12(g) with the Securities and Exchange Commission.)

As of June 30, 2005, there were no warrants to purchase
Common Stock outstanding. There have been no cash dividends declared on the Company's Common stock since the Company's inception. The Company has not yet adopted any policy regarding payment of dividends.

Penny Stock Regulation.   The Commission has adopted rules
that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which
(i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws;
(iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.


Item 2. Legal Proceedings.
        -----------------

We are not aware of any pending litigation nor do we have any reason to believe that any such litigation exists. Litigation which has been resolved within the last six months is described as follows:

Miracle Entertainment, Inc. et. al v. Filmstar Releasing
--------------------------------------------------------
Corporation et. al., Los Angeles Superior Court, Case No.
-------------------
BC302233. This is a complaint for unlawful conversion, breach of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously contracted to raise funds for productions sponsored by Miracle Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

On May 2, 2005 a confidential Settlement Agreement and Mutual
Release was executed between the Company and remaining litigants on terms acceptable to all the parties and which did not require the Company any money.


Carol Lefko v. Film and Music Entertainment, Inc., Celebration
-------------------------------------------------------------
Pictures,Inc., John Daly and Peter Beale, Los Angeles Superior
----------------------------------------
Court, Case No. BC318753. This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. On July 14, 2005 the court found on behalf of the company and the other defendants. At this time the Company does not expect Ms. Lefko to appeal.

Sunset Towers Partnership v. First Miracle Group. Los Angeles Superior ------------------------------------------------ Court, Case No.
SC072450. This is a motion to amend a judgment entered against First
Miracle Group by its former landlord in the amount of $300,000 to include Celebration Productions, Inc. and Film and Music Entertainment, Inc. Sunset Towers is claiming that Celebration and the Company are in fact successors in interest of Miracle Entertainment, Inc. and are therefore liable for the judgment.

The Company and Celebration have filed an opposition to the motion denying any theory that the Company and/or Celebration are successors-in-interest of First Miracle Group and/or Miracle Entertainment, Inc. inasmuch as only a portion of Miracle's assets were acquired by the Company and fair consideration was paid in the amount of $3,000,000 worth of the Company's stock; that the Company and Miracle are separate, distinct publicly traded companies with separate shareholders, boards, officers and businesses with the single exception that Mr. Daly was at the time of acquisition a Board member and officer of both companies; that neither the Company or Celebration had the opportunity to defend the litigation from which the judgment derived; and that neither the Company nor Celebration expressly assumed obligation under the judgment.

The motion was heard by the Court on May 17, 2005 and the Court denied the motion, finding based on the evidence presented, that Miracle did not transfer all of its assets to the Company and the Company was not the successor-in-interest of Miracle Entertainment, Inc. On July 8, 2005 Sunset Towers filed a motion to appeal. The Company sees no reason to expect the Court's ruling to be overturned.


Item 3. Changes in and Disagreements with Accountants.
        ---------------------------------------------

There are no changes in or disagreement with accountants.


Item 4. Recent Sales of Unregistered Securities.
        ---------------------------------------

From January 1, 2001 to January 1, 2003 there have been no sales
of unregistered securities   which would be required to be disclosed
pursuant to Item 701 of Regulation S-B.

In 2003 the Company issued an aggregate of 74,927,348 shares of Common Stock at an aggregate price of $.01 per share. The transactions underlying the issuance of these shares are described in more detail elsewhere. All these shares were issued in private securities transactions as "restricted shares" in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of
Section 4(2) of the Act and unable to be resold or transferred unless registered with the SEC for sale or qualifying for an exemption from registration. The issuances can be summarized as follows:

Services                                             7,078,689
Conversion of Notes Payable                          1,347,364
Payment of Accrued Interest and Financing Costs        544,120
Conversion of Accounts Payable                       3,235,000
Acquisition of Real Estate                          36,000,000
Exercise of Options                                  6,575,000
Acquisition of Celebration Productions, Inc.        18,347,175
Film Costs                                           1,800,000


On or about March 4, 2004, we issued 50,000,000 shares of its $.001 par value Common Stock for $.001 per share. The shares were issued as "restricted shares" in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission. The shares are unable to be resold or transferred unless registered with the SEC for sale or qualifying for an exemption from registration. The shares were issued to Lesteron, Ltd., a BVI corporation for $ 5,000,000 cash. Certificates for the shares bear a restrictive legend prohibiting transfer without an opinion of counsel satisfactory to the Company that registration for public sale under the Securities Act of 1933 is not required.

In addition, in 2004 we issued an aggregate of 5,033,000 restricted shares in the exercise of options and 90,000 shares for services rendered at a price of $.01 per share.

Item 5. Indemnification of Directors and Officers.
        -----------------------------------------

Limitation on Liability of Officers and Directors of the Company.
Section 78.7502 of the Nevada General Corporation Law permits the Company to eliminate or limit the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Article VII of the By-Laws of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

The Company anticipates that it will enter into indemnification agreements as part of its employment contracts similar to those contained in its existing agreements with Messrs. Daly and Lotman.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF
1933 AND IS, THEREFORE, UNENFORCEABLE.


                             PART F/S

Copies of the financial statements specified in Regulation
228.310 (Item 310) are filed with this Registration Statement,
Amendment No. 2 to Form 10-SB.

        Film and Music Entertainment, Inc. and Subsidiaries
                Consolidated Financial Statements
              Years Ended December 31, 2004 and 2003








                              Contents

                                                                      Page
                                                                      ----

Report of Independent Registered Public Accounting Firm                 F-1

Financial Statements:
   Consolidated Balance Sheet as of December 31, 2004                   F-2
   Consolidated Statements of Operations for the years ended
      December 31, 2004 and 2003                                        F-3
   Consolidated Statement of Stockholders' Equity for the years ended
      December 31, 2004 and 2003                                        F-4
   Consolidated Statements of Cash Flows for the years ended
      December 31, 2004 and 2003                                        F-5
   Notes to Consolidated Financial Statements                           F-7

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Film and Music Entertainment, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheet of Film and Music Entertainment, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Film and Music Entertainment, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the two year periods then ended, in conformity with accounting principles generally accepted in the United States of America.





/s/ Kabani & Company, Inc.
Certified Public Accountants

Huntington Beach, California
May 31, 2005

         Film and Music Entertainment, Inc. and Subsidiaries
                     Consolidated Balance Sheet


                                                         December
                                                         31, 2004
                                                      -------------
                               ASSETS

CURRENT ASSETS
   Cash and cash equivalents                          $   3,179,658
   Restricted cash                                           40,518
   Loan receivable from Miracle Entertainment, Inc.          50,000
   Other current assets (including amounts due from
      related party of $2,098)                                8,434
                                                      -------------
TOTAL CURRENT ASSETS                                      3,278,610

PROPERTY AND EQUIPMENT, net of accumulated
   depreciation of $6,242                                    39,153
REAL ESTATE INVESTMENTS                                     694,000
FILM COSTS                                                   75,000
INVESTMENT IN SMS MUSICMAKER LTD                                  -
INVESTMENT IN EQUITY SECURITIES                             659,949
                                                      -------------

TOTAL ASSETS                                          $   4,746,712
                                                      =============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                   $      84,488
   Accrued expenses (including amounts due from
      related party of $2,848)                              175,049
   Production advances                                       42,322
                                                      -------------
TOTAL CURRENT LIABILITIES                                   301,859
                                                      -------------

COMMITMENT AND CONTINGENCIES (Note 7)                             -

STOCKHOLDER'S EQUITY
   Common stock, $0.001 par value; 250,000,000 shares
      authorized; 140,970,398 shares issued and
      outstanding                                           140,970
   Additional paid-in capital                            21,596,617
   Accumulated deficit                                  (17,292,734)

                                                      -------------
TOTAL STOCKHOLDERS' EQUITY                                4,444,853
                                                      -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   4,746,712
                                                      =============



     The accompanying notes are an integral part of these consolidated financial statements.

           Film and Music Entertainment, Inc. and Subsidiaries
                Consolidated Statements of Operations

                                                              Years Ended
                                                      -----------------------------
                                                       December         December
                                                       31, 2004         31, 2003
                                                      ------------    ------------

REVENUE                                               $     63,993    $          -

OPERATING EXPENSES
    Production costs                                        84,599           7,500
    Advertising costs                                      135,503           5,360
    Compensation expense                                   296,405      10,475,130
    Consulting expense                                     100,920       1,860,124
    General and administrative expenses                    420,591         295,454

                                                      ------------    ------------
TOTAL OPERATING EXPENSES                                 1,038,018      12,643,568
                                                      ------------    ------------

LOSS FROM OPERATIONS                                      (974,025)    (12,643,568)
                                                      ------------    ------------
OTHER INCOME (EXPENSE)
    Other income                                             8,000          20,000
    Investment income                                       77,574               -
    Unrealized loss on marketable equity securities        (12,171)              -
    Equity loss in SMS Musicmaker Ltd.                     (96,280)              -
    Gain on disposition of real estate                     114,343               -
    Loss on writedown of real estate                       (72,391)              -
    Interest expense and financing costs                         -         (15,908)
    Gain on extinguishment of debt                               -          12,541

                                                      ------------    ------------
TOTAL OTHER INCOME (EXPENSE)                                19,075          16,633
                                                      ------------    ------------

LOSS BEFORE PROVISION FOR INCOME TAXES                    (954,950)    (12,626,935)


PROVISION FOR INCOME TAXES                                   4,800               -
                                                      ------------    ------------

NET LOSS                                              $   (959,750)   $(12,626,935)
                                                      ============    ============

NET LOSS PER SHARE - BASIC AND DILUTED                $      (0.01)   $      (0.22)
                                                      ============    ============
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC
       AND DILUTED                                     132,865,077      56,534,610
                                                      ============    ============



     The accompanying notes are an integral part of these consolidated financial statements.

           Film and Music Entertainment, Inc. and Subsidiaries
         Consolidated Statement of Stockholders' Equity (Deficit)

                                                                                   Additional                         Total
                                                                Common Stock        Paid-in       Accumulated     Stockholders'
                                                         ----------------------
                                                           Shares      Amount       Capital        Deficit       Equity (Deficit)
                                                        -----------   ---------   -----------------------------  --------------
Balance, December 31, 2002                               24,428,050   $  24,428   $     333,655   $  (1,171,936)   $  (813,853)

Issuance of common stock for:
  Services                                                7,078,689       7,079         109,505                        116,584
  Conversion of notes payable and convertible debentures  1,347,364       1,348         270,087                        271,435
  Conversion of accrued interest and financing costs        544,120         544          72,107                         72,651
  Conversion of accounts payable                          3,235,000       3,235         386,206                        389,441
  Real estate                                            36,000,000      36,000         684,000                        720,000
  Exercise of options                                     6,575,000       6,575          25,213                         31,788
  Celebration Productions, Inc. subsidiary               18,347,175      18,347       2,733,729      (2,534,113)       217,963
  Film costs                                              1,800,000       1,800          73,200                         75,000

Fair value of options issued to consultants                                           1,872,999                      1,872,999
Intrinsic value of options issued to employees                                       10,475,130                     10,475,130
Net loss                                                          -           -               -     (12,626,935)   (12,626,935)
                                                        -----------   ---------   -----------------------------   --------------
Balance, December 31, 2003                               99,355,398      99,356      17,035,831     (16,332,984)       802,203

Issuance of common stock for:
     Cash                                                50,000,000      50,000       4,950,000                      5,000,000
     Exercise of options                                  5,025,000       5,024          (1,324)                         3,700
     Services                                                90,000          90           3,610                          3,700
Shares canceled in connection with transfer of
  real estate investment to former owner                (13,500,000)    (13,500)       (391,500)                      (405,000)
Net loss                                                          -           -               -        (959,750)      (959,750)
                                                        -----------   ---------   -----------------------------   --------------
Balance, December 31, 2004                              140,970,398   $ 140,970   $  21,596,617   $ (17,292,734)   $ 4,444,853
                                                        ===========   =========   =============================   ==============



     The accompanying notes are an integral part of these consolidated financial statements.

            Film and Music Entertainment, Inc. and Subsidiaries
                  Consolidated Statements of Cash Flows


                                                                             Years Ended
                                                                 ---------------------------------
                                                                    December           December
                                                                    31, 2004           31, 2003
                                                                 -------------      --------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net loss                                                      $    (959,750)     $  (12,626,935)
   Adjustment to reconcile net loss to net cash
       used in operating activities:
           Depreciation expense                                          6,150                  92
           Gain on extinguishment of debt                                    -             (12,541)
           Common stock issued for services                              3,700             116,584
           Value of consulting services used to pay exercise
price of options                                                             -              30,000
           Fair value of options issued to consultants                       -           1,872,999
           Intrinsic value of options issued to employees                    -          10,475,130
           Unrealized loss on marketable equity securities              12,171                   -
           Equity loss in SMS Musicmaker Ltd.                           96,280
           Gain on disposition of real estate                         (114,343)
           Loss on writedown of real estate                             72,391
   Changes in operating assets and liabilities:
       Other current assets                                             (8,434)                  -
       Accounts payable                                                 35,823              12,394
       Accrued expenses                                                126,703              21,070
       Production advances                                             (32,678)             75,000

                                                                 -------------      --------------
Net cash used in operating activities                                 (761,987)            (36,207)
                                                                 -------------      --------------
CASH FLOW FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                  (32,065)             (3,330)
   Purchase of marketable equity securities                           (672,120)                  -
   Purchase of real estate                                            (337,048)                  -
   Investment in SMS Musicmaker Ltd.                                   (96,280)                  -
   Increase in restricted cash                                         (40,518)                  -
                                                                 -------------      --------------
Net cash used in investing activities                               (1,178,031)             (3,330)
                                                                 -------------      --------------
CASH FLOW FROM FINANCING ACTIVITIES:
   Proceeds received from Miracle Entertainment                          6,347             151,616
   Proceeds from sale of common stock                                5,000,000                   -
   Proceeds from exercise of options                                     1,250                   -
                                                                 -------------      --------------
Net cash provided by financing activities                            5,007,597             151,616
                                                                 -------------      --------------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                  3,067,579             112,079

CASH AND CASH EQUIVALENTS, Beginning of year                           112,079                   -
                                                                 -------------      --------------

CASH AND CASH EQUIVALENTS, End of year                           $   3,179,658      $      112,079
                                                                 =============      ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

   Interest paid                                                 $           -      $            -
                                                                 =============      ==============
   Income taxes paid                                             $           -      $            -
                                                                 =============      ==============



     The accompanying notes are an integral part of these consolidated financial statements.

        Film and Music Entertainment, Inc. and Subsidiaries
         Consolidated Statements of Cash Flows, continued


Supplemental non-cash investing and financing activities:

During the year ended December 31, 2003, the Company issued: 1) 1,347,364 shares of its common stock for the conversion of a note payable and convertible debentures totaling $271,435; 2) 544,120 shares of its common stock for accrued interest and financing costs totaling $72,651; 3) 3,235,000 shares of its common stock for the conversion of accounts payable totaling $389,441; 4) 36,000,000 shares of its common stock for two private real estate companies that contained real estate investments totaling $720,000; 5) 3,575,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $1,788; 6) 3,000,000 shares of its common stock for the exercise of options, the exercise price being paid for services rendered valued at $30,000; 7) 18,347,175 shares of its common stock for all the issued and outstanding share of Celebration Productions, Inc.; and 8) 1,800,000 shares of its common stock for film costs.

During the year ended December 31, 2004, the Company received furniture and equipment valued at $10,000 from Miracle Entertainment, Inc. as partial payment on a receivable from Miracle Entertainment, Inc.; issued 4,900,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $2,450; and issued 90,000 shares of its common stock for services valued at $3,700. In addition, the Company exchanged $290,657 of real estate it owned for the cancellation of 13,500,000 shares of common stock (see Note 5).



     The accompanying notes are an integral part of these consolidated financial statements.

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
        For the Years Ended December 31, 2004 and 2003


Note 1 - Organization and Significant Accounting Policies

Organization and Line of Business
---------------------------------

Film and Music Entertainment, Inc. ("FAME" or the "Company") is a Nevada Corporation.. The Company was originally incorporated in Nevada on January 3, 1996 as Imporex Investment Corp. and focused on developing streaming video technology until 2000 when it shut down significant operations and became effectively inactive. In 2003, John Daly joined the Board of Directors and became the Company's President. Under his direction the Company re-focused on entertainment and changed its name to Film and Music Entertainment, Inc. The Company has just developed its first feature film and intends to become a leading independent film and television production and distribution company.


Consolidated Financial Statements
---------------------------------

The accompanying consolidated financial statements include the accounts of the Company, Celebration Productions, Inc., Celebration Pictures, Inc., Celebration International Pictures, Ltd., Blood & Bones, Ltd., Myrob Properties, Inc., East Mojave Corporation and Harder They Fall International, Ltd. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company accounts and transactions have been eliminated.

Stock Based Compensation
------------------------

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation issued to employees. For options granted to employees where the exercise price is less than the fair value of the stock at the date of grant, the Company recognizes an expense in accordance with APB 25. For non-employee stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

If the Company had elected to recognize compensation expense based upon the fair value at the grant date consistent with the methodology prescribed by SFAS No. 123, the Company's net loss

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
        For the Years Ended December 31, 2004 and 2003



and loss per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 2004 and 2003:


                                       Year Ended December 31,
                                    --------------------------------
                                        2004                2003
                                    ------------        ------------
Net loss:

  As reported                       $ (959,750)        $(12,626,935)

  Compensation recognized under
  APB 25                                    --           10,475,130

  Compensation recognized under
  SFAS 123                                  --          (11,039,994)
                                    ------------        ------------
     Pro forma                      $ (959,750)       $ (13,191,799)
                                    ============        ============
Basic and diluted loss per common
share:

  As reported                       $    (0.01)       $       (0.22)

  Pro forma                         $    (0.01)       $       (0.23)






This option valuation model requires input of highly subjective assumptions. Because the options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003: risk-free interest rate of 3.5 %; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 468%; and a weighted average expected life of the option of 4 years. In 2003, the Company recognized an expense of $1,872,999 related to options issued to non-employees. There were no options granted in 2004.


Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


expenses during the reporting periods. As of December 31, 2004, the Company used estimates in determining the realization of its other receivable and valuation of real estate and other investments. Actual results could differ from these estimates.


Risks and Uncertainties
-----------------------

The business in which the Company engages is significantly competitive. Each of the Company's primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources. The Company competes for relationships with a limited supply of facilities and talented creative personnel to produce its films.


Fair Value of Financial Instruments
-----------------------------------

For certain of the Company's financial instruments, including cash and cash equivalents, other receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.


Cash and Cash Equivalents
-------------------------

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less.

Restricted Cash
---------------

Restricted cash represents an amount on deposit with a financial institution that secures the Company's employee credit cards.
The deposit has a maturity date of July, 2005.


Concentration of Credit Risk
----------------------------

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions which deposits exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. As of December 31, 2004, the Company had balance with one bank amounting $3,061,106.

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003

Property and Equipment
----------------------

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

       Computers                  3 years
       Automobile                 5 years
       Furniture and fixtures     5 years

Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations.


Real Estate Investments
-----------------------

Real estate investments are stated at the lower of cost or net realizable value. During the year ended December 31, 2004, the Company determined that the value a certain parcel of real estate had been impaired since its carrying amount was less than its appraised amount. The Company took a charge to earnings of $72,391 as a result of this writedown.


Investments in Marketable Equity Securities
-------------------------------------------

The Company invests some of its excess cash in marketable equity securities. The marketable equity securities comprise of common stock of publicly traded companies. These investments are classified as trading securities as they are held principally for the purpose of selling in the near term. They are reported at fair value with unrealized gains and losses included in earnings. The fair value is determined by using the securities quoted market price as obtained from stock exchanges on which each securities trades.

Investment income, principally dividends, is recorded when earned. Realized capital gains and losses are calculated based on the cost of securities sold, which is determined by the "identified cost" method.

The unrealized gains/(losses) in the Company's portfolio of marketable equity securities as of December 31, 2004 is as follows:

     Historical costs basis   $    672,118
     Unrealized gains                9,377
     Unrealized losses             (21,546)
                              -------------
     Fair value               $    659,949
                              =============

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003

Revenue Recognition
-------------------

Revenues from the theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from video sales are recognized on the date that video units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse.

Film Costs
----------

Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis. Film costs at December 31, 2004 consists principally of a script for a motion picture.


Impairment of Long-Lived Assets
-------------------------------

SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in
discontinued operations.   SFAS No. 144 broadens the reporting of
discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used.


Income Taxes
------------

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


Production Advances
-------------------

The Company has received funds to spend on specific projects that will be owned by the investor/producers advancing the funds if the production is successful. The Company has a fiduciary responsibility to spend these funds on the specified project and is entitled to receive fees for its services from these advances. The production advances represent the amount of funds received that have not been spent on the specific project. The Company is under no obligation to repay the investor for the gross advances received - only the un-spent advances.



Earnings (Loss) Per Share
-------------------------

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect. At December 31, 2004 there were 81,407,000 options outstanding that have been excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive.


Comprehensive Income
--------------------

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the years ended December 31, 2004 and 2003, the Company does not have items that represented other comprehensive income and, accordingly, has not included in the consolidated statement of stockholders' equity the change in comprehensive income.


Recently Issued Accounting Pronouncements
-----------------------------------------

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment." SFAS 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123R replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion 25 ("Opinion 25"), "Accounting for Stock Issued to Employees." SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, SFAS 123 permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed proforma net income using fair-value-based methods. Public entities are required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. The Company has not yet determined which transition method will be adopted for the recognition of the stock based compensatory expense and the Company believes that expensing of stock options will not have a material impact on its financial statements going forward due to its limited utilization of stock options.

Note 2 - Acquisition

In October, 2003 the Company purchased all the outstanding stock of Miracle Productions Inc. ("Miracle"), a California corporation newly formed to receive from Miracle Entertainment, Inc. (MEMI:PK ) ("MEI") certain of MEI's current film production and distribution projects. After the acquisition Miracle changed its name to Celebration Productions, Inc. The acquisition price was 18,347,175 shares, as amended, of the Company's common stock and ongoing royalties from the exploitation of Miracle's film assets. The total purchase price was $2,752,076 which equals the 18,347,175 shares of the Company's common stock times the market value on the date of acquisition of $0.15 per share. As part of the acquisition agreement, MEI agreed to pay the Company, $217,963, as amended. MEI's historical cost basis in the film production and distribution projects acquired by the Company through Miracle was $0. The allocation of the purchase price was based on historical cost basis rather than fair market value since Mr. John Daly, who is the Company's Chairman, President and CEO was at the time also the President of MEI. Mr. Daly had been President of MEI since May of 2002 and subsequently resigned from all duties of that company in May of 2004. Mr. Daly's only ongoing interest in MEI is as a minority stockholder of 6.49% of MEI's common stock. The excess of the purchase price over the historical cost basis of the net assets acquired has been shown as a deemed dividend. The allocation of the purchase price is as follows:


        Receivable from MEI     $       217,963
        Deemed dividend               2,534,113
                                ---------------
        Purchase price          $     2,752,076
                                ===============

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


Note 3 - Loan Receivable from Miracle Entertainment, Inc.

As of December 31, 2003, Miracle Entertainment, Inc. owed the
Company, $66,317. This amount        was considered a short-term
loan, non-interest bearing and unsecured. During June 2004, the Company executed a secured promissory note with Miracle Entertainment Inc. The repayment terms call for two equal payments of $25,000. The first payment is due April 15, 2005. The second payment is due December 15, 2005. The promissory note is non-interest bearing and is secured by 5,000,000 shares of the Company's stock. As of the December 31, 2004 the market value of the Company's stock exceeded the carrying value of the note. Therefore, no write down of the note was deemed necessary

Note 4 - Property and Equipment

The cost of property and equipment at December 31, 2004 consisted of the following:

                                            December 31,
                                               2004
                                            ------------

        Computers                           $    3,330
	Automobile				32,065
        Furniture and fixtures                  10,000
                                            ----------
                                                45,395
        Less accumulated depreciation           (6,242)
                                            ----------

                                            $   39,153
                                            ==========

Depreciation expense for the years ended December 31, 2004 and 2003 was $6,150 and $92, respectively.


Note 5 - Real Estate Investments

In May, 2003 the Company entered into agreements for the acquisition of two private companies, Myrob Properties, Inc., a California corporation, and East Mojave Corporation, a Nevada corporation. The assets acquired with these two private companies consisted of real estate located in California and Arizona. The other assets and liabilities of these private companies were insignificant. In connection with these transactions, the Company issued a total of 36,000,000 shares of common stock to acquire these two private companies. The Company has valued the real estate assets acquired in these transactions at the value of the 36,000,000 shares of the Company's common stock on the transaction date of $0.02 per share or $720,000. During the year

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003



ended December 31, 2004, the Company purchased the un-owned percentage of a parcel previously owned for $337,048.

On November 16, 2004, the Company settled a dispute with a stockholder whereby the stockholder agreed to surrender to the Company 13,500,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights it has in certain real estate located in Riverside, California that the Company has recorded on its books at $290,657. During the fourth quarter of 2004, the Company removed the real estate investment of $290,657 from its books and canceled 13,500,000 shares of its common stock valued at $0.03 per share or $405,000. The Company recognized a gain of $114,343 as a result of this settlement.

Note 6 -  Impairment of Investment

In May 2004, the Company entered into an agreement with Nicholas Cowan of London, who agreed to open a new company having exclusive rights to the music download platform called "SMS downloads". The Company will get 50% of issued share capital in the new company. The Company loaned $96,280 to the new company and recorded the same as an investment. On December 31, 2004, the Company evaluated its investment according to FASB 144 and recognized an impairment loss equal to the book value of the asset amounting $96,280 since the recovery of the investment appears doubtful.

Note 7 - Stockholders' Equity

Common stock
------------

During the year ended December 31, 2003, the Company has the following transactions in its common stock:

   * issued 7,078,689 share of its common stock for services valued at $116,584. The value was determined based on the market price of the Company's stock at the date of grant;
   * issued 1,347,364 shares of its common stock for the conversion of a note payable and convertible debentures totaling $271,435;
   * issued 544,120 shares of its common stock for accrued interest and financing costs totaling $72,651;
   * issued 3,235,000 shares of its common stock for the conversion of accounts payable totaling $389,441;
   * issued 36,000,000 shares of its common stock for two private real estate companies that contained real estate investments totaling $720,000. The value was determined based on the market price of the Company's stock at the date of acquisition;
   * issued 3,575,000 share of its common stock for the exercise of stock options. The exercise price was paid by reducing accrued expenses by $1,788;
   * issued 3,000,000 shares of its common stock for the exercise of stock options. The exercise price was paid for consulting services valued at $30,000;
   * issued 18,347,175 shares of its common stock for all the issued and outstanding share of Celebration Production, Inc. The value of $2,752,076 was based on the market price of the Company's stock at the transaction date; and

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


   * issued 1,800,000 shares of its common stock for film costs. The value of $75,000 was based on the market price of the Company's stock at the transaction date.

During the year ended December 31, 2004, the Company has the following transactions in its common stock:

   * issued 50,000,000 share of its common stock for cash in the amount of $5,000,000;
   * issued 4,900,000 share of its common stock for the exercise of stock options. The exercise price was paid by reducing accrued expenses by $2,450;
   * issued 125,000 share of its common stock for the exercise of stock options. The exercise price was paid in cash in the amount of $1,250;
   * issued 90,000 shares of its common stock for services rendered valued at $3,700; and
   * canceled 13,500,000 shares of its common stock valued at $405,000 for a certain parcel of real estate.



Options
-------

The following table summarizes the options outstanding:



                                                       Weighted
                                                        Average
                                                       Exercise
                                       Options           Price
                                      ----------      -----------

Balance, December 31, 2002                     -      $         -
Granted                               93,007,000      $    0.0071
Exercised                             (6,575,000)     $    0.0048
Balance, December 31, 2003            86,432,000      $    0.0072
Exercised                             (5,025,000)     $    0.0007
Balance, December 31, 2004            81,407,000      $    0.0077
Exercisable, December 31, 2004        81,407,000      $    0.0077


The weighted average remaining contractual life of options outstanding is 2.71 years at December 31, 2004. The exercise price for the options outstanding at December 31, 2004 were as follows:

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


                      Number of        Exercise
                       Options           Price
                      ----------       ---------

                      20,125,000       $  0.0005
                      61,282,000       $  0.0100
                      ----------
                      81,407,000
                      ==========

Compensation expense was recognized as a result of the issuance of stock options issued to employees of the Company of $10,475,130 for the year ended December 31, 2003.

For options granted during the year ended December 31, 2003 where the exercise price was less than the stock price at the date of the grant, the weighted-average fair value of such options was $0.1388 and the weighted-average exercise price of such options was $0.0071. No options were granted during the year ended December 31, 2003, where the exercise price was greater than the stock price at the date of the grant or the exercise price was equal to the stock price at the date of grant. There were no options issued during the year ended December 31, 2004.


Note 8 - Commitments and Contingencies

Litigation
----------

In the ordinary course of business, the Company is generally subject to claims, complaints, and legal actions. At December 31, 2004, management believes that the Company is not a party to any action which would have a material impact on its financial condition, operations, or cash flows.

Miracle Entertainment, Inc. et. al v. Filmstar Releasing
Corporation et. al., Los Angeles Superior Court, Case No.
BC302233:

This is a complaint for unlawful conversion, breach of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously contracted to raise funds for productions sponsored by Miracle Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

On May 2, 2005 a confidential Settlement Agreement and Mutual
Release was executed between the Company and remaining litigants on terms acceptable to all the parties resulting in no liability and complete release of claims against the company.


Carol Lefko v. Film and Music Entertainment, Inc., Celebration
Pictures, Inc., John Daly and Peter Beale, Los Angeles Superior
Court, Case No. BC318753.

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. The plaintiff alleges that she performed the services but was not paid and is owed $12,000 for breach of contract plus $60,000 for "waiting time." The defendants have answered denying any liability, that no contract existed and that no services could have been rendered to the Company since the film never went into pre-production. The Company is informed and believes that Kevin Lewis and Peter Beale, in their individual capacity, were to be co-producers of the film "Host." Mr. Lewis was also to be the director of the film and that any agreement with plaintiff is between plaintiff and Mr. Lewis. The Company maintains that no contract exists between Ms. Lefko and either FAME or Celebration or both. The Company maintains that Ms. Lefko has never been employed by any of these entities, as indicated by Company records and that neither the Company nor Celebration Pictures, Inc. ever hired any casting director.

All the Defendants except Beale filed their general denial with affirmative defenses on September 1, 2004. Film And Music responded to plaintiff's first set of written discovery. The trial took place on July 13 and 14, 2005 and the court denied any liability on the part of the defendants to the plaintiff. The Company does not expect Ms. Lefko to appeal.


Sunset Towers Partnership v. First Miracle Group. Los Angeles
Superior  Court, Case No. SC072450.

This is a motion to amend a judgment entered against First Miracle Group by its former landlord in the amount of $300,000 to include Celebration Productions, Inc. and Film and Music Entertainment, Inc. Sunset Towers is claiming that Celebration and the Company are in fact successors in interest of Miracle Entertainment, Inc. and are therefore liable for the judgment.

The Company and Celebration have filed an opposition to the motion denying any theory that the Company and/or Celebration are successors-in-interest of First Miracle Group and/or Miracle Entertainment, Inc. in as much as only a portion of Miracle's assets were acquired by the Company and fair consideration in the amount of $3,000,000 worth of the Company's stock; that the Company and Miracle are separate, distinct publicly traded companies, with separate shareholders, boards, officers and businesses with the single exception that Mr. Daly was at the time of acquisition a Board member and officer of both companies; that neither the Company or Celebration had the opportunity to defend the litigation from which the judgment derived; and that neither the Company nor Celebration expressly assumed the liability of Miracles obligation under the judgment.

The motion was heard on May 17, 2005 and the Court denied the plaintiff's motion, finding on the evidence presented that Miracle Entertainment did not transfer all of its assets to the Company and that the Company was not the successor-in-interest of Miracle. On July 8, 2005 Sunset Towers filed a motion to appeal. The Company has no reason to believe an appeal will overturn the earlier findings in its favor.

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003

Leases
------

The Company leases its corporate office under a non-cancelable operating lease that expires in February 2006.

Future minimum lease payments applicable to non-cancelable operating leases as of December 31, 2004, are as follows:

                                        Operating
                                          Leases
                                        ----------
	Year ending December 31,
                      2005                85,404
                      2006                15,569
                                      ----------

        Net Minimum Lease Payments    $  100,973
                                      ==========

The Company incurred rent expense of $76,129 and $20,206 for the years ended December 31, 2004 and 2003, respectively.

Note 9 - Income Taxes


No provision was made for federal income tax since the Company has significant net operating loss. Through December 31, 2004, the Company incurred net operating losses for tax purposes of approximately $2,200,000. The net operating loss carry forwards may be used to reduce taxable income through the year 2024. The availability of the Company's net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company's stock. The provision for income taxes consists of the state minimum tax imposed on corporations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:
                                                 Deferred tax assets:
                Federal net operating loss       $       815,313
                State net operating loss                  73,144
                                                 ---------------
               Total deferred tax assets                 888,457
		Less valuation allowance		(888,457)
                                                 ---------------

                                                 $            --
                                                 ===============

The valuation allowance increased by $373,457 and $100,000 during 2004 and 2003, respectively. The Company has provided a 100% valuation allowance on the deferred tax assets at December 31,

       Film and Music Entertainment, Inc. and Subsidiaries
          Notes to Consolidated Financial Statements
         For the Years Ended December 31, 2004 and 2003


2004 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.

The reconciliation of the effective income tax rate to the federal statutory rate for the years ended December 31, 2004 and 2003 is as follows:


                                                  2004         2003
                                                ---------    ---------
        Federal income tax rate                  (34.0%)      (34.0%)
        State tax, net of federal benefit         (6.0%)       (6.0%)
        Value of below market options/warrants     0.0%        39.1%
        Increase in valuation allowance           40.0%        0.09%
                                                ---------    ---------

        Effective income tax rate                  0.0%         0.0%
                                                =========    =========

Note 10 - Subsequent Events


On April 15, 2005, Miracle Entertainment, Inc. did not make the required $25,000 payment on a loan receivable so the Company canceled 2,500,000 shares of its common stock that were owned by Miracle and used to secure the loan. Since the value of the 2,500,000 shares was greater than the $25,000 payment, no write down of this receivable is necessary at December 31, 2004.

On February 3, 2005, the Company entered into an agreement with a stockholder whereby the stockholder agreed to surrender to Company 15,750,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights to a hypothecated money interest relating to certain real estate located in Cochise County, Arizona that the Company owned.

       Film and Music Entertainment, Inc. and Subsidiaries
                Consolidated Financial Statements
             Six Months Ended June 30, 2005 and 2004
                           (Unaudited)




                            Contents

                                                                 Page
                                                                 ----

Financial Statements:
  Consolidated Balance Sheet as of June 30, 2005 (unaudited) F-21 Consolidated Statements of Operations for the six months ended
   June 30, 2005 and 2004 (unaudited)                              F-22
  Consolidated  Statement of Stockholders' Equity for the six
   months ended June 30, 2005 (unaudited)                          F-23
  Consolidated Statements of Cash Flows for the six months ended
   June 30, 2005 and 2004 (unaudited)                              F-24
  Notes to Consolidated Financial Statements (unaudited)           F-26

       Film and Music Entertainment, Inc. and Subsidiaries

                   Consolidated Balance Sheets



                                                                 June
                                                               30, 2005
                                                              (unaudited)
                                                             -------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                 $   1,529,124
   Restricted cash                                                  40,518
   Loan receivable from Miracle Entertainment, Inc.                 25,000
   Other current assets (including amounts due from
     related party of $12,010)                                      90,846

                                                             -------------
TOTAL CURRENT ASSETS                                             1,685,488

PROPERTY AND EQUIPMENT, net of accumulated
   depreciation of $11,439                                          47,014
REAL ESTATE INVESTMENTS                                            430,000
FILM COSTS                                                         238,652
INVESTMENT IN EQUITY SECURITIES                                  1,477,070

                                                             -------------
TOTAL ASSETS                                                 $   3,878,224
                                                             =============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                          $      56,736
   Accrued expenses (including amounts due from related
     party of $2,848)                                              150,070
   Production advances                                               9,188

                                                             -------------
TOTAL CURRENT LIABILITIES                                          215,994
                                                             -------------

COMMITMENT AND CONTINGENCIES (Note 6)                                    -

STOCKHOLDER'S EQUITY
   Common stock, $0.001 par value; 250,000,000 shares
     authorized; 125,170,398 shares issued and outstanding         125,170
   Additional paid-in capital                                   21,116,142
   Accumulated deficit                                         (17,579,082)

                                                             -------------
TOTAL STOCKHOLDERS' EQUITY                                       3,662,230
                                                             -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $   3,878,224
                                                             =============


             The accompanying notes are an integral part of
                these consolidated financial statements

       Film and Music Entertainment, Inc. and Subsidiaries

              Consolidated Statements of Operations


                                                                    Six Months Ended
                                                           ---------------------------------
                                                                June                 June
                                                             30, 2005              30, 2004
                                                           -----------           -----------
                                                           (unaudited)           (unaudited)


REVENUE                                                    $     162,024       $           -

OPERATING EXPENSES
  Production costs                                               178,566              64,182
  Advertising costs                                                4,702               8,937
  Compensation expense                                           156,603             124,625
  Consulting expense                                              24,134              26,920
  General and administrative expenses                            252,950             155,396

                                                           -------------       -------------
TOTAL OPERATING EXPENSES                                         616,955             380,060
                                                           -------------       -------------

LOSS FROM OPERATIONS                                            (454,931)           (380,060)
                                                           -------------       -------------
OTHER INCOME (EXPENSE)
  Other income                                                       500               5,000
  Investment income                                               10,204               2,091
  Unrealized loss on marketable equity securities                (21,405)                  -
  Realized loss on sale of marketable equity securities          (29,216)                  -
  Gain on disposition of real estate                             208,500                   -

                                                           -------------       -------------
TOTAL OTHER INCOME (EXPENSE)                                     168,583               7,091
                                                           -------------       -------------

LOSS BEFORE PROVISION FOR INCOME TAXES                          (286,348)           (372,969)

PROVISION FOR INCOME TAXES                                             -                   -
                                                           -------------       -------------

NET LOSS                                                   $    (286,348)      $    (372,969)
                                                           =============       =============

NET LOSS PER SHARE - BASIC AND DILUTED                     $       (0.00)      $       (0.00)
                                                           =============       =============
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC
    AND DILUTED                                              127,643,602         116,374,395
                                                           =============       =============



             The accompanying notes are an integral part of
                these consolidated financial statements

               Film and Music Entertainment, Inc. and Subsidiaries

                  Consolidated Statement of Stockholders' Equity

                                  (unaudited)


                                                                                     Additional                     Total
                                                               Common Stock           Paid-in     Accumulated    Stockholders'
                                                      ---------------------------
                                                         Shares           Amount     Capital        Deficit         Equity
                                                      ---------------------------  ---------------------------   ------------
Balance, December 31, 2004                             140,970,398     140,970     21,596,617    (17,292,734)      4,444,853

Issuance of common stock for exercise of options         2,450,000       2,450         (1,225)                         1,225
Shares canceled in connection with non-payment on
  note receivable                                       (2,500,000)     (2,500)       (22,500)                       (25,000)
Shares canceled in connection with transfer of
  real estate investment to former owner               (15,750,000)    (15,750)      (456,750)                      (472,500)
Net loss                                                         -           -              -       (286,348)       (286,348)
                                                      -------------  ---------   ------------- --------------   -------------
Balance, June 30, 2005                                 125,170,398   $ 125,170   $ 21,116,142  $ (17,579,082)   $  3,662,230
                                                      =============  =========   ============= ==============   =============


             The accompanying notes are an integral part of
                these consolidated financial statements

       Film and Music Entertainment, Inc. and Subsidiaries
              Consolidated Statements of Cash Flows


                                                               Six Months Ended
                                                          ----------------------------
                                                             June             June
                                                            30, 2005         30, 2004
                                                          -----------      -----------
                                                          (unaudited)      (unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
  Net loss                                               $  (286,348)     $  (372,969)
  Adjustment to reconcile net loss to net cash
    used in operating activities:
      Depreciation expense                                     5,197            1,444
      Common stock issued for services                             -            3,700
      Unrealized loss on marketable equity securities         21,405                -
      Gain on disposition of real estate                    (208,500)
    Changes in operating assets and liabilities:
    Other current assets                                     (82,412)         (30,155)
    Film costs                                              (163,652)               -
    Accounts payable                                         (27,752)          29,044
    Accrued expenses                                         (23,754)          97,980
    Production advances                                      (33,134)          31,563
                                                         -----------      -----------
Net cash used in operating activities                       (798,950)        (239,393)
                                                         -----------      -----------
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                         (13,058)               -
  Purchase of marketable equity securities                (1,539,151)               -
   Sale of marketable securities                             700,625                -
   Purchase of real estate                                         -         (337,048)
                                                         -----------      -----------
Net cash used in investing activities                       (851,584)        (337,048)
                                                         -----------      -----------
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds received from Miracle Entertainment                     -            6,347
  Proceeds from sale of common stock                               -        5,000,000
  Proceeds from exercise of options                                -              625

                                                         -----------      -----------
Net cash provided by financing activities                          -        5,006,972
                                                         -----------      -----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                       (1,650,534)       4,430,531

CASH AND CASH EQUIVALENTS, Beginning of period             3,179,658          112,079
                                                         -----------      -----------

CASH AND CASH EQUIVALENTS, End of period                 $ 1,529,124      $ 4,542,610
                                                         ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

  Interest paid                                          $         -      $         -
                                                         ===========      ===========
  Income taxes paid                                      $         -      $         -
                                                         ===========      ===========


             The accompanying notes are an integral part of
                these consolidated financial statements

       Film and Music Entertainment, Inc. and Subsidiaries
         Consolidated Statements of Cash Flows, continued


Supplemental non-cash investing and financing activities:


Unaudited - During the six months ended June 30, 2004, the Company received furniture and equipment valued at $10,000 from Miracle Entertainment, Inc. as partial payment on a receivable from Miracle Entertainment, Inc.; issued 2,450,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $1,225; and issued 90,000 shares of its common stock for services valued at $3,700.

Unaudited - During the six months ended June 30, 2005, the Company canceled 2,500,000 shares of common stock valued at $25,000 that was used to secure a loan receivable from Miracle Entertainment, Inc.; and issued 2,450,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $1,225. In addition, the Company exchanged $264,000 of real estate it owned for the cancellation of 15,750,000 shares of common stock valued at $472,500.



             The accompanying notes are an integral part of
                these consolidated financial statements

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)

Note 1 - Organization and Significant Accounting Policies

    Organization and Line of Business
    ---------------------------------

    Film and Music Entertainment, Inc. ("FAME" or the "Company") is a Nevada Corporation.. The Company was originally incorporated in Nevada on January 3, 1996 as Imporex Investment Corp. and focused on developing streaming video technology until 2000 when it shut down significant operations and became effectively inactive. In 2003, John Daly joined the Board of Directors and became the Company's President. Under his direction the Company re-focused on entertainment and changed its name to Film and Music Entertainment, Inc. The Company has just developed its first feature film and intends to become a leading independent film and television production and distribution company.

    Interim Financial Statements
    ----------------------------

    These unaudited interim financial statements furnished reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's consolidated financial position, the consolidated results of their operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2005. The accompanying unaudited financial statements not include all the disclosures normally required by generally accepted accounting principles.

    Consolidated Financial Statements
    ---------------------------------

    The accompanying consolidated financial statements include the accounts of the Company, Celebration Productions, Inc., Celebration Pictures, Inc., Celebration International Pictures, Ltd., Blood & Bones, Ltd., Myrob Properties, Inc., East Mojave Corporation and Harder They Fall International, Ltd. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company accounts and transactions have been eliminated.


    Use of Estimates
    ----------------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. As of June 30, 2005, the Company used estimates in determining the realization of its other receivable and valuation of real estate and other investments. Actual results could differ from these estimates.

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)


    Risks and Uncertainties
    -----------------------

    The business in which the Company engages is significantly competitive. Each of the Company's primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources. The Company competes for relationships with a limited supply of facilities and talented creative personnel to produce its films.


    Fair Value of Financial Instruments
    -----------------------------------

    For   certain   of   the  Company's  financial   instruments,
    including cash and cash equivalents, other receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.


    Cash and Cash Equivalents
    -------------------------

    For  purposes of the statements of cash flows,  the  Company
    defines   cash  equivalents  as  all  highly   liquid   debt
    instruments purchased with a maturity of three months or less.

    Restricted Cash
    ---------------

    Restricted  cash  represents an amount  on  deposit  with  a financial  institution that secures the  Company's  employee
    credit  cards.   The deposit has a maturity  date  of  July,
    2005.


    Concentration of Credit Risk
    ----------------------------

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions which deposits exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.


    Property and Equipment
    ----------------------

    Property   and   equipment  are  stated  at  cost   and   are
    depreciated  using  the  straight-line  method   over   their
    estimated useful lives as follows:

               Computers                 3 years
               Automobile                5 years
               Furniture and fixtures    5 years

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)

    Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations.


    Real Estate Investments
    -----------------------

    Real estate investments are stated at the lower of cost or net realizable value.


    Investments in Marketable Equity Securities
    -------------------------------------------

    The Company invests some of its excess cash in marketable equity securities. The marketable equity securities comprise of common stock of publicly traded companies. These investments are classified as trading securities as they are held principally for the purpose of selling in the near term. They are reported at fair value with unrealized gains and losses included in earnings. The fair value is determined by using the securities quoted market price as obtained from stock exchanges on which each securities trades.

    Investment income, principally dividends, is recorded when earned. Realized capital gains and losses are calculated based on the cost of securities sold, which is determined by the "identified cost" method.

    The unrealized gains/(losses) in the Company's portfolio of marketable equity securities as of June 30, 2005 is as follows:

               Historical costs basis             $1,510,646
               Unrealized gains                      116,923
               Unrealized losses                    (150,499)
                                                  ----------
               Fair value                         $1,477,070
                                                  ==========



    Revenue Recognition
    -------------------

    Revenues from the theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from video sales are recognized on the date that video units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse.

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)

    Film Costs
    ----------

    Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.


    Impairment of Long-Lived Assets
    -------------------------------

    SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used.


    Income Taxes
    ------------

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


    Production Advances
    -------------------

    The Company has received funds to spend on specific projects that will be owned by the investor/producers advancing the funds if the production is successful. The Company has a fiduciary responsibility to spend these funds on the specified project and is entitled to receive fees for its services from these advances. The production advances represent the amount of funds received that have not been spent on the specific project. The Company is under no obligation to repay the investor for the gross advances received - only the un-spent advances.

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)


    Earnings (Loss) Per Share
    -------------------------

    The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings
    (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect. At June 30, 2005 there were 79,957,000 options outstanding that have been excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive.


    Comprehensive Income
    --------------------

    SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the six months ended June 30, 2005 and 2004, the Company does not have items that represented other comprehensive income and, accordingly, has not included in the consolidated statement of stockholders' equity the change in comprehensive income.


    Recently Issued Accounting Pronouncements
    -----------------------------------------

    In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

    In December 2004, the FASB issued SFAS 123R, "Share-Based Payment." SFAS 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123R covers a wide range of share-

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)


    based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123R replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion 25 ("Opinion 25"), "Accounting for Stock Issued to Employees." SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, SFAS 123 permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed proforma net income using fair-value-based methods. Public entities are required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. The Company has not yet determined which transition method will be adopted for the recognition of the stock based compensatory expense and the Company believes that expensing of stock options will not have a material impact on its financial statements going forward due to its limited utilization of stock options.

Note 2 - Loan Receivable from Miracle Entertainment, Inc.

    As  of  December 31, 2003, Miracle Entertainment, Inc.  owed
    the  Company,  $66,317. This amount        was considered  a
    short-term loan, non-interest bearing and unsecured. During June 2004, the Company executed a secured promissory note with Miracle Entertainment Inc. The repayment terms call for two equal payments of $25,000. The first payment is due
    April  15,  2005.   The second payment is due  December  15,
    2005. The promissory note is non-interest bearing and is secured by 5,000,000 shares of the Company's stock. On April 15, 2005, Miracle did not make the required payment of $25,000; therefore the Company foreclosed on 2,500,000 shares of its common stock used to secure the loan. As of the June 30, 2005 the market value of the remaining shares of the Company's stock exceeded the remaining carrying value of the note of $25,000. Therefore, no write down of the note was deemed necessary

Note 3 - Property and Equipment

    The   cost  of  property  and  equipment  at  June  30,  2005
    consisted of the following:

                                                    December 31,
                                                        2004
                                                    ------------

         Computers                                   $    3,330
         Automobile                                      32,065
         Furniture and fixtures                          23,058
                                                     ----------
                                                         58,453
         Less accumulated depreciation                  (11,439)
                                                     ----------
                                                     $   47,014
                                                     ==========

    Depreciation expense for the six months ended June 30, 2005 and 2004 was $5,197 and $1,444, respectively.

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)


Note 4 - Real Estate Investments

    On February 3, 2005, the Company entered into an agreement with a stockholder whereby the stockholder agreed to surrender to Company 15,750,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights to a hypothecated money interest relating to certain real estate located in Cochise County, Arizona that the Company has recorded on its books at $264,000. The Company removed the real estate investment of $264,000 from its books and canceled 15,750,000 shares of its common stock valued at $0.03 per share or $472,500. The Company recognized a gain of $208,500 as a result of this transaction.

Note 5 - Stockholders' Equity

    Common stock
    ------------

    During the six months ended June 30, 2005, the Company has the following transactions in its common stock:
       * issued 2,450,000 share of its common stock for the exercise of stock options. The exercise price was paid by reducing accrued expenses by $1,225;
       * canceled 15,750,000 shares of its common stock valued at $472,500 for a certain parcel of real estate; and
       * canceled 2,500,000 shares of common stock valued at $25,000 that was used to secure a loan receivable.


    Options
    -------

    The following table summarizes the options outstanding:



                                                            Weighted
                                                            Average
                                                            Exercise
                                          Options            Price
                                        ----------         -----------
     Balance, December 31, 2004         81,407,000         $    0.0077
     Exercised                          (2,450,000)        $    0.0005
                                        ----------
     Balance, June 30, 2005             78,957,000         $    0.0079
                                        ==========
     Exercisable, June 30, 2005         78,957,000         $    0.0079
                                        ==========

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)



Note 6 - Commitments and Contingencies

    Litigation
    ----------

    In the ordinary course of business, the Company is generally subject to claims, complaints, and legal actions. At June 30, 2005, management believes that the Company is not a party to any action which would have a material impact on its financial condition, operations, or cash flows.

    Miracle  Entertainment, Inc. et. al  v.  Filmstar  Releasing
    Corporation  et. al., Los Angeles Superior Court,  Case  No.
    BC302233:

    This is a complaint for unlawful conversion, breach of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously contracted to raise funds for productions sponsored by Miracle Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

    On  May  2,  2005  a confidential Settlement  Agreement  and
    Mutual Release was executed between the Company and remaining litigants on terms acceptable to all the parties resulting in no liability and complete release of claims against the company.


    Carol   Lefko   v.  Film  and  Music  Entertainment,   Inc.,
    Celebration Pictures, Inc., John Daly and Peter  Beale,  Los
    Angeles Superior Court, Case No. BC318753.

    This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. The plaintiff alleges that she performed the services but was not paid and is owed $12,000 for breach of contract plus $60,000 for
    "waiting  time."  The defendants have answered  denying  any liability, that no contract existed and that no services could have been rendered to the Company since the film never went into pre-production. The Company is informed and believes that Kevin Lewis and Peter Beale, in their individual capacity, were to be co-producers of the film "Host." Mr. Lewis was also to be the director of the film and that any agreement with plaintiff is between plaintiff and Mr. Lewis. The Company maintains that no contract exists between Ms. Lefko and either FAME or Celebration or both. The Company maintains that Ms. Lefko has never been employed by any of these entities, as indicated by Company records and that neither the Company nor Celebration Pictures, Inc. ever hired any casting director.

    All the Defendants except Beale filed their general denial with affirmative defenses on September 1, 2004. Film And Music responded to plaintiff's first set of written discovery. The trial took place on July 13 and 14, 2005 and the court denied any liability on the part of the defendants to the plaintiff. The Company does not expect Ms. Lefko to appeal.

          Film and Music Entertainment, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements
               For the Years Ended June 30, 2005 and 2004
                              (Unaudited)


    Sunset  Towers  Partnership  v.  First  Miracle  Group.  Los
    Angeles Superior  Court, Case No. SC072450.

    This is a motion to amend a judgment entered against First Miracle Group by its former landlord in the amount of $300,000 to include Celebration Productions, Inc. and Film and Music Entertainment, Inc. Sunset Towers is claiming that Celebration and the Company are in fact successors in interest of Miracle Entertainment, Inc. and are therefore liable for the judgment.

    The Company and Celebration have filed an opposition to the motion denying any theory that the Company and/or Celebration are successors-in-interest of First Miracle Group and/or Miracle Entertainment, Inc. in as much as only a portion of Miracle's assets were acquired by the Company and fair consideration in the amount of $3,000,000 worth of the Company's stock; that the Company and Miracle are separate, distinct publicly traded companies, with separate shareholders, boards, officers and businesses with the single exception that Mr. Daly was at the time of acquisition a Board member and officer of both companies; that neither the Company or Celebration had the opportunity to defend the litigation from which the judgment derived; and that neither the Company nor Celebration expressly assumed the liability of Miracles obligation under the judgment.

    The motion was heard on May 17, 2005 and the Court denied the plaintiff's motion, finding on the evidence presented that Miracle Entertainment did not transfer all of its assets to the Company and that the Company was not the successor-in-interest of Miracle. On July 8, 2005 Sunset Towers filed a motion to appeal. The Company has no reason to believe an appeal will overturn the earlier findings in its favor.

Exhibit F-1.1
                             Certification
                             -------------

I, John Daly, Chief Executive Officer of Film and Music Entertainment, Inc. certify that:

1. I have reviewed this filing on Form 10-SB-A/1 of Film and Music Entertainment, Inc.

2. Based on my knowledge, this filing does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this filing;

3. Based on my knowledge, the financial statements, and other financial information included in this filing, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this filing;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reports (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this filing is being prepared; and

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this filing our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this filing based on such evaluation; and

   c) disclosed in this filing any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual filing) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and filing financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



Date:  August 1, 2005



        /S/ John Daly
        ------------------------
	Chief Executive Officer

Exhibit F.1.2
                                 Certification
                                 -------------

I, Lawrence S. Lotman, acting Chief Financial Officer of Film and Music Entertainment, Inc., certify that:

1. I have reviewed this filing on Form 10-SB-A/1 of Film and Music Entertainment., Inc.;

2. Based on my knowledge, this filing does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this filing;

3. Based on my knowledge, the financial statements, and other financial information included in this filing, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this filing;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the
      registrant, including its   consolidated subsidiaries, is made
      known to us by others within those entities, particularly during the period in which this filing is being prepared; and

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this filing our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this filing based on such evaluation; and

   c) disclosed in this filing any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual filing) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and filing financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



Date:  August 1, 2005



        /S/ Lawrence S. Lotman
        --------------------------
	Chief Financial Officer

Exhibit F-2.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
              SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this filing on Form 10-SB-A/1 for the period ended June 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such filing fairly presents, in all material respects, the financial condition and results of operations of the Company.

This 1st  day of August, 2005.

/S/ John Daly
--------------------------------------
President and Chief Executive Officer

Exhibit F.2.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
           SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that this filing on Form 10-SB-A/1 for the period ended June 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such filing fairly presents, in all material respects, the financial condition and results of operations of the Company.

This 1st  day of August, 2005.


/S/Lawrence S. Lotman
-------------------------------
Chief Financial Officer

                               PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Form 10-SB, as exhibits:

3.1       Articles of Incorporation*

3.2 Certificate of Amendment of Articles of Incorporation of Imporex Investments, Corp.*

3.3       Certificate of Amendment of Articles of Incorporation of
          DVBS, Inc.*

3.4       Certificate of Amendment of Articles of Incorporation of
          Pervasys, Inc.*

3.5       Bylaws*

10.1      Contracts*

10.1.1 Stock Swap Agreement dated May 21, 2003 for acquisition of Myrob Properties, Inc.*

10.1.2 Stock Swap Agreement dated May 21, 2003 for acquisition of East Mojave Corporation.*

10.1.3 Stock Purchase Agreement dated October 27, 2003 for acquisition of Miracle Productions, Inc.*

10.1.4 Stock Purchase Agreement dated May 4, 2004 for issuance of shares to Lesteron, Ltd.*

10.1.5    John Daly Voting Trust dated May 23, 2003 for
          18,000,000 options.*

10.1.6 Real Estate Purchase Agreement dated September 22, 2003 for Purchase of 1120 Acres of land, San Bernadino County by Myrob Properties, Inc.*

10.1.7    License Agreement dated October 27, 2003 between The
          Company and Western Media Group Corporation for F.E.L.I.X technology.*

10.1.8 Voting Trust dated October 21, 2003, covering options on 18,000,000 shares of Common Stock issued to John Daly.*

10.1.9 Voting Trust dated October 21, 2003, covering options on 25,000,000 shares of Common Stock issued to John Daly.*

10.1.10   Assignment Agreement to Celebration International
          Pictures, Ltd. dated August 23, 2004 of rights to "The
          Aryan Couple."

10.1.11   Literary Purchase Agreement dated December 23, 2003 for
          "The Harder they Fall."*

10.1.12 Voting Trust dated May 21, 2003 covering 18,000,000 shares of Common Stock issued to Satish Patel.*

10.1.13 Voting Trust dated May 21, 2003 covering 9,000,000 shares of Common Stock issued to Michel Meyer.*

10.1.14 Voting Trust dated May 21, 2003 covering 18,000,000 shares of Common Stock issued to Criscione family trust.*

10.1.15 Voting Trust dated May 23, 2003 covering 1,600,000 shares of Common Stock issued to Lawrence Lotman.*

10.1.16 Voting Trust dated October 31, 2003 covering 10,000,000 shares of Common Stock issued to John Daly.*

10.1.17 Sublease of space, 5670 Wilshire Blvd, Los Angeles, CA dated October 28, 2003.*

10.1.18 Agreement dated October 27, 2003 between the Company and Michael Meyers and Michael Criscione to produce pictures.*

10.1.19   Settlement Agreement dated May 12, 2004 with Miracle
          Entertainment.*

10.1.20 Settlement Agreement dated November 16, 2004 between the Company and Michael Criscione.*

10.1.21   Producer/Distributor Agreement dated June 26, 2003 "At
          First Dawn" (aka "The Garrison").

10.1.22   Producer/Distributor Agreement dated July 25, 2003
          "Tournament of Dreams".*

10.1.23   Producer/Distributor Agreement dated November 12, 2002
          "Petersburg-Cannes Express".*

10.1.24   Foreign Sales Agreement dated January 25, 2005 "The Aryan Couple".

10.1.25   Distribution Agreement dated January 13, 2005 "Waking Up Dead".

10.1.26   Production and Distribution Agreement dated April 15, 2005 "Played".

10.1.27 Settlement Agreement dated February 2, 2005 between the Company and Satish Patel.

10.2.1    Employment Agreement dated May 23, 2003 with John Daly.*

10.2.2    Stock Option Agreement dated May 23, 2003 with John
          Daly.*

10.2.3    Employment Agreement dated May 23, 2003 with Lawrence
          Lotman.*

10.2.4    Stock Option agreement dated May 23, 2003 with Lawrence
          Lotman.*

10.2.5    Employment Agreement dated May 23, 2003 with Satish
          Patel.*

10.2.6    Stock Option agreement dated May 23, 2003 with Michael
          Meyer.*

10.2.7    Employment Agreement dated May 23, 2003 with Michael
          Meyer.*

10.2.8    Employment Loanout Agreement dated July 1, 2004 between
          Film & Music Entertainment, Inc. and Red Giants
          Productions, Inc.*

10.2.9    Employment Agreement dated May 23, 2003 with Michael
          Criscione.*

10.2.10   Code of Ethics, adopted December 15, 2004.


(*)   Previously filed as an exhibit to our Registration
      Statement on Form 10SB filed on February 14, 2005.

                         SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Film and Music Entertainment, Inc., has duly caused this Registration Statement On Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on July 26, 2005.

                                Film and Music Entertainment, Inc.,
                                a Nevada corporation


                                By: /s/John Daly
                                   --------------------------------
                                   John Daly
                                Its:    Chairman, President and CEO